UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM T-3

FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES
UNDER THE TRUST INDENTURE ACT OF 1939

Digicel Intermediate Holdings Limited Digicel International Finance Limited
(Issuers)

Caribbean Cable Communications Holdings Limited

Wireless Ventures (Anguilla) Ltd.

Antigua Wireless Ventures Limited

New Millennium Telecom Services N.V.

Digicel Caribbean Ltd

Digicel Holdings Ltd.

Digicel Trinidad and Tobago International Finance Limited

Digicel Holdings (BTC) Limited

Grand Canal Finance Limited

Telecommunications (Bermuda and West Indies) Ltd.

The Bermuda Telephone Company Limited

Transact Limited

Wireless Holdings (Bermuda) Ltd.

Antilliano Por N.V.

Digicel (BVI) Limited

Digicel Cayman Services Ltd.

Digicel Holdings, Ltd.

Curaçao Telecom N.V.

Digicel Aruba Holdings B.V.

Digicel (Curaçao) Holdings B.V.

Digicel, S.A. de C.V.

Digicel Antilles Francaises Guyane

Digicel French Caribbean S.A.S.

U-Mobile (Cellular) Inc.

Turgeau Developments S.A.

OneFone, S.A.

Unigestion Holding, S.A.

Digicel (Jamaica) Limited

Oceanic Digital Jamaica Limited

French Caribbean Holdings S.à r.l.

Bamba Holdings Limited

Digicel Caribe Holding Limited

Digicel Eastern Caribbean Limited

Digicel Guyana Holdings Ltd.

Digicel Guyana Ltd.

Digicel Haiti Holding Limited

Digicel Haiti International Finance Limited

Digicel Haiti International Finance Holdings Limited

Fibre Investments Limited

Digicel (Trinidad & Tobago) Limited

Digicel Turks & Caicos Holdings Ltd

(Guarantors)

(Name of applicants)
Clarendon House 2 Church Street Hamilton HM 11 Bermuda +1 (441) 500-0099
(Address of principal executive offices)

Securities to be Issued Under the Indenture to be Qualified

Title of Class	Amount(1)
9.00% Senior Secured First Lien Notes due 2027	$1,249,941,690 aggregate principal amount
(1)	Assumes that (a) all the DIFL Secured Noteholders (as defined in the Scheme Document filed as Exhibit T3E-1) elect to receive their DIFL Secured Debt Work Fee (as defined in the Scheme Document) in the form of New Notes (as defined herein) and (b) all the Term Loan Lenders (as defined in the Scheme Document) elect to receive their DIFL Secured Debt Work Fee in the form of New Term Loans (as defined in the Scheme Document).

Approximate date of issuance

Upon the effective date of the Scheme (as defined herein), which will be approximately December 1, 2023

Name and address of agent for service:
John Townsend Chief Financial Officer Clarendon House 2 Church Street Hamilton HM 11 Bermuda +1 (441) 500-0099
________________________________
With copies to:
Michael Kaplan Davis Polk & Wardwell LLP 450 Lexington Ave New York, New York 10017 (212) 450-4000
_______________________________

The Applicants (as defined below) hereby amend this application for qualification on such date or dates as may be necessary to delay its effectiveness until: (i) the 20th day after the filing of an amendment that specifically states that it shall supersede this application, or (ii) such date as the Securities and Exchange Commission (the “Commission”), acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”), may determine upon written request.

Explanatory Note

Digicel Intermediate Holdings Limited is referred to herein as “Holdings.” Digicel International Finance Limited is referred to herein as the “Company,” and the Company and Holdings are collectively referred to as the “Issuers.” Each of the other entities listed under Item 1 below are referred to herein collectively as the “Guarantors,” and each, a “Guarantor.” The Issuers and the Guarantors are referred to herein collectively as the “Applicants.” All capitalized terms not otherwise defined herein have the meanings ascribed to them in the Scheme Document (as defined below).

General

1.	General Information

Name of Applicant	Form of Organization	Jurisdiction of Organization

Digicel Intermediate Holdings Limited	Company	Bermuda
Digicel International Finance Limited	Company	Bermuda
Caribbean Cable Communications Holdings Limited	Company	Anguilla
Wireless Ventures (Anguilla) Ltd.	Company	Anguilla
Antigua Wireless Ventures Limited	Company	Antigua and Barbuda
New Millennium Telecom Services N.V.	Company	Aruba
Digicel Caribbean Ltd.	Company	Barbados
Digicel Holdings Ltd.	Company	Barbados
Digicel Trinidad and Tobago International Finance Limited.	Company	Barbados
Digicel Holdings (BTC) Limited	Company	Bermuda
Grand Canal Finance Limited	Company	Bermuda
Telecommunications (Bermuda and West Indies) Ltd.	Company	Bermuda
The Bermuda Telephone Company Limited	Company	Bermuda
Transact Limited	Company	Bermuda
Wireless Holdings (Bermuda) Ltd.	Company	Bermuda
Antilliano Por N.V.	Company	Bonaire
Digicel (BVI) Limited	Company	British Virgin Islands
Digicel Cayman Services Ltd.	Company	Cayman Islands
Digicel Holdings, Ltd.	Company	Cayman Islands
Curaçao Telecom N.V.	Company	Curaçao
Digicel Aruba Holdings B.V.	Company	Curaçao
Digicel (Curaçao) Holdings B.V.	Company	Curaçao
Digicel, S.A. de C.V.	Company	El Salvador
Digicel Antilles Francaises Guyane	Company	France
Digicel French Caribbean S.A.S.	Company	France
U-Mobile (Cellular) Inc.	Company	Guyana
OneFone, S.A.	Company	Haiti
Unigestion Holding, S.A.	Company	Haiti
Turgeau Developments S.A.	Company	Haiti
Digicel (Jamaica) Limited	Company	Jamaica
Oceanic Digital Jamaica Limited	Company	Jamaica
French Caribbean Holdings S.à r.l.	Company	Luxembourg
Bamba Holdings Limited.	Company	St. Lucia
Digicel Caribe Holding Limited.	Company	St. Lucia
Digicel Eastern Caribbean Limited	Company	St. Lucia
Digicel Guyana Holdings Ltd.	Company	St. Lucia
Digicel Guyana Ltd.	Company	St. Lucia
Digicel Haiti Holding Limited	Company	St. Lucia
Digicel Haiti International Finance Limited	Company	St. Lucia
Digicel Haiti International Finance Holdings Limited	Company	St. Lucia
Fibre Investments Limited	Company	St. Lucia
Digicel (Trinidad & Tobago) Limited	Company	Trinidad and Tobago
Digicel Turks & Caicos Holdings Limited	Company	Turks & Caicos

2.	Securities Act Exemption Applicable

Registration of the 9.00% Senior Secured First Lien Notes due 2027 (the “New Notes”) under the United States Securities Act of 1933, as amended (the “Securities Act”), is not required by reason of Section 3(a)(10) of the Securities Act (“Section 3(a)(10)”). Section 3(a)(10) provides an exemption from the registration provisions of the Securities Act for:

“... any security which is issued in exchange for one or more bona fide outstanding securities, claims or property interests...where the terms and conditions of such issuance and exchange are approved, after a hearing upon the fairness of such terms and conditions at which all persons to whom it is proposed to issue securities in such exchange shall have the right to appear, by any court ...”

The New Notes will be issued pursuant to the Indenture, the form of which will be attached hereto as Exhibit T3C (the “Indenture”), among the Issuers, the Guarantors and Wilmington Savings Fund Society, FSB (the “Trustee”), in connection with a scheme of arrangement pursuant to Section 99 of the Companies Act 1981 of Bermuda (the “Bermuda Companies Act”) (the “Scheme”), if such Scheme is sanctioned by the Supreme Court of Bermuda (the “Bermuda Court”) and becomes effective (such date of effectiveness, the “Effective Date”). See (a) the scheme document, which is attached as Exhibit T3E-1 and included in the Proxy Solicitation Statement attached as Exhibit T3E-2 sent through the facilities of The Depository Trust Company on August 21, 2023, setting forth the Scheme and (b) the explanatory statement, which will be attached as Exhibit T3E-3, required by Bermuda law to accompany the scheme document setting out all information a DIFL Scheme Creditor (as defined therein) would need to know in order to be able to properly consider whether to vote in favor of the Scheme (together, the “Scheme Document”). The Issuers anticipate providing the Scheme Document to the DIFL Scheme Creditors shortly after this application has been filed. As set forth in more detail in the Scheme Document, the DIFL Secured Noteholders will receive the New Notes issued by the Issuers in exchange for their Scheme Claims (as such term is defined in the Scheme Document) relating to the Existing Secured Notes Indenture (as such term is defined in the Scheme Document) and/or the DIFL Secured Notes (as such term is defined in the Scheme Document) issued pursuant to such Existing Secured Notes Indenture if the Scheme is accepted by at least seventy-five percent by value and a majority in number of those DIFL Scheme Creditors voting at the Scheme Meetings (as such term is defined in the Scheme Document), the Bermuda Court sanctions the Scheme and the Scheme becomes effective.

Analysis

The issuance of the New Notes as part of the Scheme will satisfy the required elements of the Section 3(a)(10) exemption as follows:

(i) The securities must be issued in exchange for securities, claims, or property interests.

If the Scheme is sanctioned, the New Notes will be issued in exchange for the DIFL Scheme Creditors’ claims arising from the DIFL Secured Notes and/or the Existing Secured Notes Indenture.

(ii) A court or authorized governmental entity must approve the fairness of the terms and conditions of the exchange.

Under Section 99 of the Bermuda Companies Act, a Bermuda scheme of arrangement becomes effective in accordance with its terms and is binding on the relevant company and the DIFL Scheme Creditors when the order of the Bermuda Court sanctioning the scheme of arrangement is delivered to the Bermuda Registrar of Companies. The Issuers expect that the hearing to sanction the Scheme (the “Scheme Sanction Hearing”) will take place on or about November 10, 2023. The Bermuda Court’s sanctioning of the Scheme will be relied upon as an approval of the Scheme following a hearing on its fairness to security holders at which hearing all such security holders are entitled to attend in person or through counsel to support or oppose the sanctioning of the Scheme and with respect to which notification has been given to all such security holders.

(iii) The reviewing court or authorized governmental entity must find, before approving the transaction, that the terms and conditions of the exchange are fair to those to whom securities will be issued and be advised before the hearing that the issuer will rely on the Section 3(a)(10) exemption based on the court’s or authorized governmental entity’s approval of the transaction.

The Scheme is subject to the approval of the Bermuda Court at the Scheme Sanction Hearing that is expected to take place on or about November 10, 2023. Prior to the Scheme Sanction Hearing, the Bermuda Court will receive the Scheme Documents, which each set forth that the Issuers will rely on the Bermuda Court’s approval of the Scheme as the basis for the Section 3(a)(10) exemption. In the course of the Scheme Sanction Hearing on November 10, 2023, the Issuers will further inform the Bermuda Court that they will rely on the Section 3(a)(10) exemption based on the Bermuda Court’s approval of the transaction. At the Scheme Sanction Hearing, the Bermuda Court must be satisfied that it is a fair scheme of arrangement. It must be a scheme of arrangement that an intelligent and honest man, a member of the class concerned and acting in respect of his interest, might reasonably approve. As such, the Bermuda Court will consider the fairness of the Scheme to the DIFL Scheme Creditors in the course of approving the Scheme and, if it thinks fit, issue an order for the sanctioning of the Scheme.

(iv) The court or authorized governmental entity must hold a hearing before approving the fairness of the terms and conditions of the transaction.

Effectiveness of the Scheme is subject to the approval of the Bermuda Court following the Scheme Sanction Hearing described above.

(v) A governmental entity must be expressly authorized by law to hold the hearing, although it is not necessary that the law require the hearing.

The Scheme Sanction Hearing is held pursuant to Section 99 of the Bermuda Companies Act.

(vi) The fairness hearing must be open to everyone to whom securities would be issued in the proposed exchange.

All DIFL Scheme Creditors (and any other interested parties) will be entitled to appear at the Scheme Sanction Hearing and dissenting DIFL Scheme Creditors will have an opportunity to voice their objections. The Scheme Sanction Hearing will be held by the Bermuda Court in open court.

(vii) Adequate notice must be given to everyone to whom securities would be issued in the proposed exchange.

Information material to the decision of a DIFL Scheme Creditor whether or not to agree to the Scheme, as provided in the Scheme Document, will be provided to relevant DIFL Scheme Creditors in such a manner as to ensure that such parties receive timely and effective notice. Notice of the Scheme Meeting, and the contents of the Scheme Document and other information to be provided to DIFL Scheme Creditors for the purposes of their participation in the Scheme Meeting, will be provided in accordance with the orders of the Court made on     , 2023. As noted above, the Scheme Documents each set forth that the Issuers will rely on the Court’s approval of the Scheme as the basis for the Section 3(a)(10) exemption.

(viii) There cannot be any improper impediments to the appearance at the hearing by those persons.

There will be no impediments to the appearance of any DIFL Scheme Creditors at the Scheme Sanction Hearing.

Affiliations

3.	Affiliates

(a)       As of the date hereof, Digicel Investments Limited and limited partnerships and other entities controlled by or acting jointly with Mr. Denis O’Brien (collectively, “DOB”) holds a majority of the voting securities of Digicel Group Holdings Limited (“DGHL”), which is the ultimate indirect parent of Holdings.

Immediately following the completion of the reorganization transactions contemplated by the Proxy Solicitation Statement (including the consummation of the Scheme) (collectively, the “Reorganization Transactions”), (i) one or more funds for which PGIM Inc. or its affiliates acts as investment manager, advisor or sub-advisor (collectively, “PGIM”) and (ii) one or more funds for which Contrarian Capital Management, L.L.C. acts as investment manager, advisor or sub-advisor (collectively, “Contrarian”), in each case, are expected to hold 10% or more of the voting securities of Digicel Holdings (Bermuda) Limited (“DHL”), which will be the ultimate indirect parent of Holdings immediately after giving effect to the Reorganization Transactions.

As result of their ownership of such voting securities and certain governance agreements entered into or to be entered into, as applicable, by such parties, (i) DOB is considered to be an affiliate of the Applicants as of the date hereof and is expected to be an affiliate of the Applicants immediately following the completion of the Reorganization Transactions, and (ii) PGIM and Contrarian are each expected to be affiliates of the Applicants immediately following the completion of the Reorganization Transactions.

The following table sets forth information as to each person expected to own 10% or more of the voting securities of DHL after giving effect to the Reorganization Transactions, assuming (i) all holders elect to subscribe for (a) the Exit Preferred Shares (as defined in the Proxy Solicitation Statement) and (b) the Subscription DHL Common Shares (as defined in the Proxy Solicitation Statement) to be issued by DHL in the Reorganization Transactions, (ii) all holders elect to receive Voting DHL Common Shares (as defined in the Proxy Solicitation Statement) and Voting Exit Preferred Shares (as defined in the Proxy Solicitation Statement) in the Reorganization Transactions, (iii) $121 million of Voting Exit Preferred Shares are issued by DHL in the Reorganization Transactions and (iv) all holders receive the applicable Commitment Payment (as defined in the Proxy Solicitation Statement) in the Reorganization Transactions.

Name	Percentage of Voting Securities Owned
PGIM	48.4%
Contrarian	16.2%

(b)       The following is a list of affiliates of the Applicants as of the date of this Application. It is expected that each of the entities listed below will be an affiliate of the Applicants after the consummation of the Reorganization Transactions.

Name of Affiliate	Jurisdiction of Incorporation	Owner(s)	Percentage Owned
Digicel Group Holdings Limited	Bermuda	Digicel Investments Limited	99.94%
Digicel Caribbean Executive AV Services Ltd.	St. Lucia	Digicel Group Holdings Limited	100%
Lava Hotel Ltd.	Samoa	Digicel Caribbean Executive AV Services Ltd.	100%
Digicel Group Executive AV Services Ltd.	St. Lucia	Digicel Group Holdings Limited	100%
Boom Financial, Inc.	Delaware	Prism Financial Processing Services Ltd.	95.26%
Qualbun Limited	Ireland	Digicel International Finance Limited	100%
Cricket Sporting Investments Limited	Bermuda	Digicel Group Holdings Limited	68.51%
CPL Holdings Limited	Bermuda	Cricket Sporting Investments Limited	100%
6ixty Limited	St. Lucia	CPL Holdings Limited	100%
CPL Limited	St. Lucia	CPL Holdings Limited	95%
CPL US OpCO Limited	Delaware	CPL Limited	100%
CPL Events Ltd.	St. Lucia	CPL Limited	100%
STLT20 Limited	St. Lucia	CPL Limited	100%
CPL Trinidad Limited	Trinidad & Tobago	CPL Limited	100%
CPL HoldCo (Antigua) Limited	St. Lucia	CPL Limited	100%

Name of Affiliate	Jurisdiction of Incorporation	Owner(s)	Percentage Owned

CPL OpCo (Antigua) Limited	Jamaica	CPL HoldCo (Antigua) Limited	100%
Digicel Limited	Bermuda	Digicel Group Holdings Limited	100%
Digicel (Central America) Limited	Bermuda	Digicel Limited	100%
Digicel Holdings (Central America) Limited	Bermuda	Digicel (Central America) Limited (43.6%) Digicel Investments Ltd. (53.15%)	96.75%
Digicel (Central America) Group Limited	Bermuda	Digicel Holdings (Central America) Limited	100%
Digicel (Central America Holdings) Limited	Bermuda	Digicel (Central America) Group Limited	100%
Digicel Holdings Panama Ltd.	Bermuda	Digicel (Central America Holdings) Limited	100%
Digicel Panama S.A.	Panama	Digicel Holdings Panama Ltd. (90%) Digicel (Jamaica) Limited (10%)	100%
Turgeau Holdings Limited	St. Lucia	Digicel Limited	100%
Turgeau Developments S.A.	Haiti	Turgeau Holdings Limited	99.6%
Mossel Limited	Isle of Man	Digicel Limited	100%
Future Holdings Limited	Bermuda	Digicel Limited	100%
Pembroke Fibre Capital Limited	Bermuda	Future Holdings Ltd.	100%
Future Rights Ltd.	England and Wales	Future Holdings Ltd.	100%
Digicel Holdings (Bermuda) Limited	Bermuda	Digicel Limited	100%
Digicel Midco Limited	Bermuda	Digicel Holdings (Bermuda) Ltd.	100%
Digicel Intermediate Holdings Limited	Bermuda	Digicel Midco Limited	100%
Digicel International Finance Limited	Bermuda	Digicel Intermediate Holdings Limited	100%
Onnut Ventures Limited	Isle of Man	Digicel Limited	100%
Onnut Property Holdings Limited	St. Lucia	Onnut Ventures Limited	100%
Onnut Property Holdings (Jamaica) Limited	Jamaica	Onnut Property Holdings Limited	100%
French Caribbean Holdings S.à r.l.	Luxembourg	Digicel International Finance Limited	100%
Digicel French Caribbean S.A.S.	France	French Caribbean Holdings S.à.r.l.	100%
Madiacom	France	Digicel French Caribbean S.A.S.	50%
Digicel Antilles Francaises Guyana	France	Digicel French Caribbean S.A.S.	100%
Digicel IDOM Holdings	France	Digicel French Caribbean S.A.S.	100%
IDOM Technologies	France	Digicel IDOM Holdings	100%
Digicel Holdings Limited	Barbados	Digicel International Finance Limited	100%
Bajan Investments NL Cooperative U.A.	Netherlands	Digicel Holdings Limited (99.9%) Digicel International Finance Limited (0.1%)	100%
Digicel Investments France S.A.S.	France	Digicel Investments NL Cooperative U.A.	100%
Digicel Cayman Limited	Cayman Islands	Digicel Holdings Limited	96.9%
Wireless Ventures (Cayman Islands) Limited	Cayman Islands	Digicel Cayman Limited	100%
Digicel Cayman Services Limited	Cayman Islands	Digicel Holdings Limited	100%
Digicel Holdings, Ltd.	Cayman Islands	Digicel International Finance Limited	100%
Digicel S.A. de C.V.	El Salvador	Digicel Holdings, Ltd. (99%) Digicel Cayman Services Limited (1%)	100%
Escucha Panama S.A.	Panama	Digicel Holdings, Ltd.	100%
Escucha Panama S.A.	El Salvador	Escucha Panama S.A.	100%
Digicel Guatemala	Guatemala	Digicel Holdings, Ltd.	90%
Digicel Haiti Holdings Limited	St. Lucia	Digicel International Finance Limited	100%
Digicel Haiti International Finance Holdings Limited	St. Lucia	Digicel Haiti Holdings Limited	100%
OneFone S.A.	Haiti	Digicel Haiti International Finance Holdings Limited	100%

Name of Affiliate	Jurisdiction of Incorporation	Owner(s)	Percentage Owned
Digicel Haiti International Finance Limited	St. Lucia	Digicel Haiti International Finance Holdings Limited	100%
Unigestion Holdings S.A.	Haiti	Digicel Haiti International Finance Limited (96%) OneFone S.A. (4%)	100%
Communication Cellulaire d’Haïti, S.A.	Haiti	Unigestion Holdings S.A.	100%
MFS Haiti S.A.	Haiti	Unigestion Holdings S.A.	100%
Alpha Communications Network S.A.	Haiti	Unigestion Holdings S.A.	100%
NuTV Investments S.A.	Haiti	Unigestion Holdings S.A.	58.8%
Digicel Satellite Systems S.A.	Haiti	NuTV Investments	50.2%
Fonkoze	Haiti	Digicel Haiti International Finance Limited	30.8%
Grand Canal Finance Limited	Bermuda	Digicel International Finance Limited	100%
Digicel Eastern Caribbean Limited	St. Lucia	Digicel International Finance Limited	100%
Digicel OECS Limited	Barbados	Digicel Eastern Caribbean Limited	91.02%
Digicel Sub-Sea Cable Limited	St. Lucia	Digicel OECS Limited	100%
Digicel Grenada Cable Company Limited	Grenada	Digicel Sub-Sea Cable Limited	100%
Digicel (St. Lucia) Ltd.	St. Lucia	Digicel OECS Limited	100%
Digicel Grenada Limited	Grenada	Digicel Grenada Cable Company Limited	100%
Digicel (St. Vincent) Limited	St. Vincent	Digicel Grenada Cable Company Limited (Grenada) SVG Branch	100%
Digicel (Dominica) Limited	Dominica	Digicel Eastern Caribbean Limited	100%
Digicel Grenada Cable Company Limited (Grenada) SVG Branch	St. Vincent	Digicel Grenada Cable Company Limited	100%
Wireless Ventures (St. Kitts-Nevis) Limited	St. Kitts and Nevis	Digicel Eastern Caribbean Limited	100%
Digicel (BVI) Limited	British Virgin Islands	Digicel Eastern Caribbean Limited	100%
Site Acquisition Services (BVI) Limited	British Virgin Islands	Digicel (BVI) Limited	100%
Digicel (Barbados Holdings) Limited	St. Lucia	Digicel Eastern Caribbean Limited	75%
Digicel (Barbados) Limited	Barbados	Digicel (Barbados Holdings) Limited	100%
Cellular Communications (Barbados) SRL	Barbados	Digicel International Finance Limited	100%
Antigua Wireless Ventures Ltd.	Antigua and Barbuda	Digicel Eastern Caribbean Limited	100%
Digicel Aruba Holdings B.V.	Curaçao	Digicel Eastern Caribbean Limited	100%
New Millennium Telecom Services N.V.	Aruba	Digicel Aruba Holdings B.V.	100%
Fibre Investments Limited	St. Lucia	Digicel International Finance Limited	100%
Turks & Caicos Broadcasting Limited	Turks & Caicos	Fibre Investments Limited	49%
TCT Limited	Turks & Caicos	Turks & Caicos Broadcasting Limited	100%
SAT Telecommunications Limited	Dominica	Fibre Investments Limited	100%
Deep Blue Cable Limited	St. Lucia	Fibre Investments Limited	100%
Deep Blue Cable (US) Inc.	Delaware	Deep Blue Cable Limited	100%
Fibre Investments Holdings Limited	St. Lucia	Fibre Investments Limited	100%
Caribbean Premier Sports Limited	St. Lucia	Fibre Investments Limited	50%
Antilles Crossing St. Croix Inc.	U.S. Virgin Islands	Fibre Investments Holdings Limited	100%
AC (Barbados) IBC	Barbados	Fibre Investments Holdings Limited	100%
Antilles Crossing (St Lucia) Limited	St. Lucia	AC Barbados IBC	100%
Caribbean Cable Communications Holdings Limited	Anguilla	Fibre Investments Limited	100%
Caribbean Cable Communications (Anguilla) Limited	Anguilla	Caribbean Cable Communications Holdings Limited	95.6%

Name of Affiliate	Jurisdiction of Incorporation	Owner(s)	Percentage Owned

Cable Television of Nevis Holdings Limited	Nevis	Caribbean Cable Communications Holdings Limited	96.8%
Caribbean Cable Communications (Nevis) Limited	Nevis	Cable Television of Nevis Holdings Limited	100%
Caribbean Cable Communications (Montserrat) Limited	Montserrat	Caribbean Cable Communications Holdings Limited	100%
Digicel Caribbean Limited	Barbados	Digicel International Finance Limited	100%
Digicel International and Wholesale Group Limited	Cayman Islands	Digicel Caribbean Limited	100%
Digicel Jamaica Limited	Jamaica	Digicel Caribbean Limited	100%
Digicel International Business Limited	Jamaica	Digicel Caribbean Limited	100%
Bamba Holdings Limited	St. Lucia	Digicel Jamaica Limited	100%
Digicel Cable Communications Limited	Jamaica	Digicel Jamaica Limited	100%
Digicel Ventures Inc.	Florida	Digicel Jamaica Limited	100%
Diaspora Talktime Inc.	Florida	Digicel Jamaica Limited	100%
Digicel USA, Inc.	Florida	Digicel Jamaica Limited	100%
Digicel USA MV LLC	Florida	Digicel USA Inc.	100%
First Communications Limited	Jamaica	Digicel Jamaica Limited	75%
Real Jam TV Limited	Jamaica	Digicel Jamaica Limited (25%) First Communications Limited (25%)	50%
New Reality (TV) Limited	Jamaica	Digicel Jamaica Limited (40%) First Communications Limited (30%)	70%
Ring Time TV Limited	Jamaica	First Communications Limited (30%)	30%
Rising Stars (Caribbean) Limited	Barbados	First Communications Limited (50%) Digicel (Barbados) Limited (50%)	100%
Trinidad and Tobago Rising Stars Ltd.	Trinidad & Tobago	First Communications Limited	40%
NewCom Live (St Lucia) Limited	St. Lucia	Digicel International Finance Limited	75%
New Com Live Panama	Panama	NewCom Live (St Lucia) Limited	100%
New Com Live El Salvador S.A. de. C.V.	El Salvador	New Com Live Panama	99.9%
NewCom Communication Private Ltd.	Singapore	NewCom Live (St Lucia) Limited	100%
New Com Live Haiti	Haiti	NewCom Live (St Lucia) Limited	100%
NewCom Live Fiji (PTE) Limited	Fiji	NewCom Communication Private Ltd.	100%
NewCom Live (PNG) Limited	Papua New Guinea	NewCom Communication Private Ltd.	100%
Telstar Cable Limited	Jamaica	Digicel Jamaica Limited	100%
Diginoc Limited	Jamaica	Digicel Jamaica Limited	100%
Symptai Consulting Limited	Jamaica	Digicel Jamaica Limited	51%
Oceanic Digital Jamaica Limited	Jamaica	Bamba Holdings Limited	100%
Digicel Trinidad and Tobago International Finance Limited	Barbados	Digicel International Finance Limited	100%
Digicel Trinidad and Tobago Limited	Trinidad & Tobago	Digicel Trinidad and Tobago International Finance Limited	100%
MyCash (Trinidad and Tobago) Limited	Trinidad & Tobago	Digicel Trinidad & Tobago Limited	100%
Digicel Guyana Holdings Limited	St. Lucia	Digicel International Finance Limited	100%
Digicel Guyana Limited	St. Lucia	Digicel Guyana Holdings Limited	100%
U-Networks Guyana Limited	St. Lucia	Digicel Guyana Holdings Limited	100%
U-Mobile, Inc.	Guyana	U-Networks Guyana Limited	100%
U-Mobile (Cellular) Inc.	Florida	Digicel Guyana Limited	100%
Digicel Caribe Holdings Limited	St. Lucia	Digicel International Finance Limited	100%
IPac Communications Limited	Fiji	Digicel International Finance Limited	100%
Digicel Pacific Mobile Financial Services Limited	Bermuda	Digicel International Finance Limited	100%
Wireless Holdings (Bermuda) Limited	Bermuda	Digicel Caribe Holdings Limited	100%

Name of Affiliate	Jurisdiction of Incorporation	Owner(s)	Percentage Owned
Telecommunications (Bermuda & West Indies) Limited	Bermuda	Wireless Holdings Limited	100%
Digicel Holdings BTC Limited	Bermuda	Telecommunications (Bermuda & West Indies) Limited	100%
The Bermuda Telephone Company Limited	Bermuda	Digicel Holdings BTC Limited	100%
Pembroke Holdings Limited	Bermuda	The Bermuda Telephone Company Limited	100%
Transact Limited	Bermuda	Telecommunications (Bermuda & West Indies) Limited	100%
Wireless Ventures (Anguilla) Limited	Anguilla	Digicel International Finance Limited	100%
Digicel Curaçao Holdings B.V.	Curaçao	Digicel International Finance Limited	100%
Antilliano Por N.V.	Curaçao	Digicel Curaçao Holdings B.V.	99%
Antilliano Por N.V. Bonaire Branch	Bonaire	Antilliano Por N.V.	100%
Curaçao Telecom N.V.	Curaçao	Digicel Curaçao Holdings B.V.	100%
Santa Barbara Utilities N.V.	Curaçao	Digicel Curaçao Holdings B.V.	100%
DIFL US Finance LLC	Delaware	Digicel International Finance Limited	100%
Digicel Suriname N.V.	Suriname	Digicel International Finance Limited	87.7%
Digicel Turks & Caicos Holdings Limited	Turks and Caicos	Digicel International Finance Limited	100%
Digicel (Turks & Caicos) Limited	Turks and Caicos	Digicel Turks & Caicos Holdings Limited	51%
Site Acquisition Services TCI Limited	Trinidad & Tobago	Digicel (Turks & Caicos) Limited	100%
Prism Services Holdings Limited	St. Lucia	Digicel International Finance Limited	92%
Spectrum Loyalty Solutions Limited	St. Lucia	Prism Services Holdings Limited	100%
Prism Services Inc.	Barbados	Spectrum Loyalty Solutions Limited	100%
Prism Services Trinidad & Tobago Limited	Trinidad & Tobago	Prism Services Inc.	100%
Prism Services Limited	Jamaica	Prism Services Inc.	100%
A.P.M. Holdings Limited	Jamaica	Prism Services Limited	80%
Paymaster (Jamaica) Limited	Jamaica	A.P.M. Holdings Limited	100%
Prism MyCash Holdings	St. Lucia	Prism Services Holdings Limited	100%
Stronghold Data Solutions Bahamas Ltd.	Bahamas	Prism Services Holdings Limited	100%
Prism Acceptance Holdings	St. Lucia	Prism Services Holdings Limited	100%
Prism Financial Services (Haiti) S.A.	Haiti	Prism Services Holdings Limited	96%
Streamline Solutions Holdings Limited	St. Lucia	Prism Services Holdings Limited	100%
Streamline Solutions Barbados Limited	Barbados	Streamline Solutions Holdings Limited	100%
Streamline Solutions Jamaica Limited	Jamaica	Streamline Solutions Holdings Limited	100%
Output Solutions Central America Trinidad Limited	Trinidad & Tobago	Streamline Solutions Holdings Limited	100%
Streamline Solutions Mailing Limited	Trinidad & Tobago	Streamline Solutions Holdings Limited	70%
Prism Financial Processing Services Limited	Barbados	Prism Services Holdings Limited	100%
Prism Financial Services Guyana Inc.	Guyana	Prism Services Holdings Limited	100%
Prism Services Inc.	Florida	Prism Services Holdings Limited	100%
Medicard Limited	Trinidad & Tobago	Prism Services Holdings Limited	100%
Prism Services (Cayman) Limited	Cayman Islands	Prism Services Holdings Limited	100%
Magna Rewards Caribbean Inc.	Barbados	Prism Services Holdings Limited	100%
Magna Rewards Trinidad Limited	Trinidad & Tobago	Magna Rewards Caribbean Inc.	100%
Magna Rewards Jamaica Limited	Jamaica	Magna Rewards Caribbean Inc.	100%
MediCard Barbados Limited	Barbados	Magna Rewards Caribbean Inc.	100%
Prism Financial Services Holdings Limited	St. Lucia	Prism Services Holdings Limited	100%
Prism (Panama) Holdings SA	Panama	Prism Services Holdings Limited	100%
Prism Financial Services S.A. de C.V.	El Salvador	Prism (Panama) Holdings SA	99.5%
Digicel (TCI) Services Limited	Turks & Caicos	Digicel (Turks & Caicos) Limited	100%
Woodbourne Holdings Limited	St. Lucia	Digicel International Finance Limited	100%

Name of Affiliate	Jurisdiction of Incorporation	Owner(s)	Percentage Owned
Fimi Jamaica Investments Limited	Jamaica	Woodbourne Holdings Limited	100%
Fimisal, S.A de C.V.	El Salvador	Woodbourne Holdings Limited	100%
Alo Haiti	Haiti	Woodbourne Holdings Limited	97%
International Media Content Limited	Barbados	Fibre Investments Limited	100%
Bizmax Limited	Jamaica	International Media Content Limited	100%
Sportsmax Limited	Jamaica	International Media Content Limited	100%
Trend Media Limited	St. Lucia	Digicel International Finance Limited	100%
Trend Media Limited	Jamaica	Trend Media Limited	100%
Trend Media Communications (Trinidad & Tobago) Limited	Trinidad & Tobago	Trend Media Limited	100%
Middle Caribbean Network S.A.S.	France	Digicel Investments France S.A.S.	100%
Middle Caribbean Network Ltd.	Dominica	Middle Caribbean Network S.A.S	100%
Southern Caribbean Fiber SAS	France	Digicel Investments France S.A.S.	100%
Southern Caribbean Fiber Limited	Trinidad & Tobago	Southern Caribbean Fiber SAS	100%
Southern Caribbean Fiber Ltd.	Antigua	Southern Caribbean Fiber SAS	100%
Southern Caribbean Fiber Limited	Grenada	Southern Caribbean Fiber SAS	100%
Southern Caribbean Fiber Ltd.	St. Lucia	Southern Caribbean Fiber SAS	100%
Southern Caribbean Fiber Limited	St. Vincent and the Grenadines	Southern Caribbean Fiber SAS	100%
Southern Caribbean Fiber Ltd.	St. Kitts and Nevis	Southern Caribbean Fiber SAS	100%
Global Caribbean Crossing SARL	France	Digicel Investments France S.A.S.	100%
Antilles Crossing LP	Delaware	Digicel Investments France S.A.S. (99.9%) Global Caribbean Crossing SARL (0.1%)	100%
Antilles Crossing Barbados LP	Delaware	Digicel Investments France S.A.S. (99.9%) Global Caribbean Crossing SARL (0.1%)	100%
Antilles Crossing International LP	Delaware	Digicel Investments France S.A.S. (99.9%) Global Caribbean Crossing SARL (0.1%)	100%
Caicos TV Holdings Ltd.	Turks & Caicos	Turks & Caicos Broadcasting Limited	100%

The Applicants expect that all of these entities will continue to exist upon consummation of the Reorganization Transactions, in the ownership structure shown above, except that, immediately following consummation of the Reorganization Transactions, (i) Digicel Limited (“DL”) will no longer own DHL, (ii) all of the entities currently owned by DL will be transferred from DL to the Company and (iii) Holdings will become a wholly owned direct subsidiary of Digicel MidCo Limited. As a result of the foregoing, DHL, rather than DGHL, will become the ultimate parent of Holdings upon consummation of the Reorganization Transactions.

Certain directors and officers of the Applicants may be deemed to be “affiliates” of the Applicants by virtue of their positions with the Applicants. See Item 4, “Directors and Executive Officers.”

Certain persons may be deemed to be “affiliates” of the Applicants by virtue of their holdings of the voting securities of the Applicants. See Item 5, “Principal Owners of Voting Securities.”

Management and Control

4.	Directors and Executive Officers

The following tables list the name of, and office held by, each director and executive officer of the Applicants as of the date hereof. The mailing address of each director and executive officer is: c/o Digicel Intermediate Holdings Limited, 14 Ocean Boulevard, Kingston, Jamaica, W.I.

(1) Digicel Intermediate Holdings Limited

Name	Office
Stephen Murad	Director
John Townsend	Director
Denis O'Brien	Director
Oliver Coughlan	Officer
Jarleth Burke	Officer
Holly McNamara	Officer

(2) Digicel International Finance Limited

Name	Office
Holly McNamara	Director
John Townsend	Director and Officer
Denis O'Brien	Director
Oliver Coughlan	Officer
Jarleth Burke	Officer
Holly McNamara	Officer

(3) Caribbean Cable Communications Holdings Limited

Name	Office
Fiona Curtis	Director
Wenise Davis	Director
Joel Wallace	Director

(4) Wireless Ventures (Anguilla) Ltd.

Name	Office
Fiona Curtis	Director
Wenise Davis	Director
Anne Parles	Director

(5) Antigua Wireless Ventures Limited

Name	Office
Fiona Curtis	Director
Wenise Davis	Director
Holly McNamara	Director

(6) New Millennium Telecom Services N.V.

Name	Office
Roeland van der Hoeven	Director
Lucy Gaffney	Director
Lincoln Gomez	Director
Julius Grigori	Director
Seamus Lynch	Director
Denis O'Brien	Director

(7) Digicel Caribbean Ltd.

Name	Office
Natalie Abrahams	Director
Jarleth Burke	Director
Lucy Gaffney	Director
Peter Lloyd	Director
Seamus Lynch	Director
Holly McNamara	Director
Denis O'Brien	Director
Jennifer Yumang	Director

(8) Digicel Holdings Ltd.

Name	Office
Lucy Gaffney	Director
Denis O'Brien	Director

(9) Digicel Trinidad and Tobago International Finance Limited

Name	Office
Lucy Gaffney	Director
Denis O'Brien	Director
Sacha De Souza-Thompson	Director

(10) Digicel Holdings (BTC) Limited

Name	Office
Wayne Caines	Director
Pat Casey	Director
Stephen Murad	Director

(11) Grand Canal Finance Limited

Name	Office
Stephen Murad	Director
Denis O'Brien	Director
John Townsend	Director

(12) Telecommunications (Bermuda and West Indies) Ltd.

Name	Office
Wayne Caines	Director
Pat Casey	Director
Stephen Murad	Director
Denis O'Brien	Director
John Townsend	Director

(13) The Bermuda Telephone Company Limited

Name	Office
Wayne Caines	Director
Pat Casey	Director
Stephen Murad	Director
John Townsend	Director

(14) Transact Limited

Name	Office
Wayne Caines	Director
Pat Casey	Director
Stephen Murad	Director
Denis O'Brien	Director

(15) Wireless Holdings (Bermuda) Ltd.

Name	Office
Wayne Caines	Director
Pat Casey	Director
Stephen Murad	Director
Denis O'Brien	Director
John Townsend	Director

(16) Antilliano Por N.V.

Name	Office
Julius Girigori	Director
Roeland van der Hoeven	Director
Alvin Obersi	Director

(17) Digicel (BVI) Limited

Name	Office
Beverly Bonnie Cupid	Director
Holly McNamara	Director
Mara Samaniego	Director

(18) Digicel Cayman Services Ltd.

Name	Office
Michael Alberga	Director
Conor O'Dea	Director

(19) Digicel Holdings, Ltd.

Name	Office
Lucy Gaffney	Director
Diane McAuliffe	Director
Denis O'Brien	Director

(20) Curaçao Telecom N.V.

Name	Office
Julius Girigori	Director
Roeland van der Hoeven	Director

(21) Digicel Aruba Holdings B.V.

Name	Office
TMF Curaçao N.V.	Managing Director

(22) Digicel (Curaçao) Holdings B.V.

Name	Office
TMF Curaçao N.V.	Managing Director

(23) Digicel, S.A. de C.V.

Name	Office
Marcelo Julio Aleman Zapata	Sole Administrator

(24) Digicel Antilles Francaises Guyane

Name	Office
Valéry Bijou	Director
Raphaël Olivier Boulanger	Director
Maarten Boute	Director and General Manager

(25) Digicel French Caribbean S.A.S.

Name	Office
Charles Coughlan	Director

(26) U-Mobile (Cellular) Inc.

Name	Office
Clifford Reis	Director
Gregory Dean	Director and Secretary

(27) Turgeau Developments S.A.

Name	Office
Holly McNamara	Director
Maarten Boute	Director
Luca Sebastiani	Director and Secretary

(28) OneFone, S.A.

Name	Office
Maarten Boute	Director
Holly McNamara	Director
Maguy Yes Vercela	Director
Alpha Communications Network S.A.	Director

(29) Unigestion Holding, S.A.

Name	Office
Maarten Boute	Director
Oliver Coughlan	Director
Denis O'Brien	Director
Holly McNamara	Director
Sophia Stransky	Director

(30) Digicel (Jamaica) Limited

Name	Office
Anthony Chang	Director
Oliver Coughlan	Director
Lucy Gaffney	Director
Seamus Lynch	Director
Stephen Murad	Director
Denis O'Brien	Director
Harry Smith	Director
Alethia Tomlinson	Secretary

(31) Oceanic Digital Jamaica Limited

Name	Office
Stephen Murad	Director
Alethia Tomlinson	Director and Secretary

(32) French Caribbean Holdings S.à r.l.

Name	Office
Dermot Hayes	Director
John Ryall	Director

(33) Bamba Holdings Limited

Name	Office
Holly McNamara	Director
Rhory McNamara	Director
Joel Wallace	Director

(34) Digicel Caribe Holding Limited

Name	Office
Holly McNamara	Director
Rhory McNamara	Director
John Townsend	Director
Joel Wallace	Director

(35) Digicel Eastern Caribbean Limited

Name	Office
Holly McNamara	Director
Rhory McNamara	Director
John Townsend	Director

(36) Digicel Guyana Holdings Ltd.

Name	Office
Gregory Dean	Director
Holly McNamara	Director
Rhory McNamara	Director

(37) Digicel Guyana Ltd.

Name	Office
Gregory Dean	Director
Holly McNamara	Director
Rhory McNamara	Director

(38) Digicel Haiti Holding Limited

Name	Office
Maarten Boute	Director
Maude Louis Jean	Director
Holly McNamara	Director
Rhory McNamara	Director

(39) Digicel Haiti International Finance Limited

Name	Office
Holly McNamara	Director
Joel Wallace	Director

(40) Digicel Haiti International Finance Holdings Limited

Name	Office
Holly McNamara	Director
Joel Wallace	Director

(41) Fibre Investments Limited

Name	Office
Holly McNamara	Director
Rhory McNamara	Director
Joel Wallace	Director

(42) Digicel (Trinidad & Tobago) Limited

Name	Office
Lucy Gaffney	Director
Geoffrey Leid	Director
Denis O'Brien	Director
Abraham Smith	Director
Sacha Thompson	Director
Sandra Welch-Farrell	Director

(43) Digicel Turks & Caicos Holdings Ltd.

Name	Office
Marlon Castillo Albrarico	Director
Lucy Gaffney	Director
Denis O'Brien	Director
Susan Denise Saunders	Director
Addison Stoddard	Director
Easthaven Limited	Director

5.	Principal Owners of Voting Securities

The principal owners of 10% or more of the voting securities for each Applicant as of (i) the date hereof and (ii) the Effective Date are set forth in the table below. Unless, otherwise stated, the address for each of the owners of voting securities listed below is Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda.

(1) Digicel Intermediate Holdings Limited

The following sets forth information as to each person owning 10 percent or more of the voting securities of Holdings as of the date hereof.

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Digicel Holdings (Bermuda) Limited	Common Shares	1,000	100%

The following sets forth information as to each person owning 10 percent or more of the voting securities of Holdings assuming the Reorganization Transactions are consummated.

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Digicel MidCo Limited	Common Shares	1,000	100%

(2) Digicel International Finance Limited

As of the date hereof and after the Effective Date, no person owns, or will own, 10% or more of the voting securities of Digicel International Finance Limited other than as indicated in the table below:

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Digicel Intermediate Holdings Limited	Common Shares	10,000,000	100%

(3) Caribbean Cable Communications Holdings Limited

As of the date hereof and after the Effective Date, no person owns, or will own, 10% or more of the voting securities of Caribbean Cable Communications Holdings Limited other than as indicated in the table below:

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Fibre Investments Limited(1)	Common Shares	100,500	100%
(1) The mailing address of Fibre Investments Limited is 20 Micoud Street, Castries, St Lucia.

(4) Wireless Ventures (Anguilla) Ltd.

As of the date hereof and after the Effective Date, no person owns, or will own, 10% or more of the voting securities of Wireless Ventures (Anguilla) Ltd. other than as indicated in the table below:

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Digicel International Finance Limited	Common Shares	3,180	100%

(5) Antigua Wireless Ventures Limited

As of the date hereof and after the Effective Date, no person owns, or will own, 10% or more of the voting securities of Antigua Wireless Ventures Limited other than as indicated in the table below:

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Digicel Eastern Caribbean Limited(1)	Common Shares	8,986	100%
(1) The mailing address of Digicel Eastern Caribbean Limited is 20 Micoud Street, Castries, St Lucia.

(6) New Millennium Telecom Services N.V.

As of the date hereof and after the Effective Date, no person owns, or will own, 10% or more of the voting securities of New Millennium Telecom Services N.V. other than as indicated in the table below:

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Digicel Aruba Holdings B.V. (1)	Common Shares	2,000	100%
(1) The mailing address of Digicel Aruba Holdings B.V. is Schout bij Nacht Doormanweg 40, Damacor Office Building, 2nd Floor, Curaçao.

(7) Digicel Caribbean Ltd.

As of the date hereof and after the Effective Date, no person owns, or will own, 10% or more of the voting securities of Digicel Caribbean Ltd. other than as indicated in the table below:

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Digicel International Finance Limited	Common Shares	47,529,412	100%

(8) Digicel Holdings Ltd.

As of the date hereof and after the Effective Date, no person owns, or will own, 10% or more of the voting securities of Digicel Holdings Ltd. other than as indicated in the table below:

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Digicel International Finance Limited	Ordinary Shares	1	100%

(9) Digicel Trinidad and Tobago International Finance Limited

As of the date hereof and after the Effective Date, no person owns, or will own, 10% or more of the voting securities of Digicel Trinidad and Tobago International Finance Limited other than as indicated in the table below:

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Digicel International Finance Limited	Common Shares	1,000,000	100%

(10) Digicel Holdings (BTC) Limited

As of the date hereof and after the Effective Date, no person owns, or will own, 10% or more of the voting securities of Digicel Holdings (BTC) Limited other than as indicated in the table below:

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Telecommunications (Bermuda & West Indies) Limited(1)	Ordinary Shares	100	100%
(1) The mailing address of Telecommunications (Bermuda & West Indies) Limited is 46 Cedar Avenue, Hamilton, HM11, Bermuda.

(11) Grand Canal Finance Limited

As of the date hereof and after the Effective Date, no person owns, or will own, 10% or more of the voting securities of Grand Canal Finance Limited other than as indicated in the table below:

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Digicel International Finance Limited	Common Shares	10,000	100%

(12) Telecommunications (Bermuda and West Indies) Ltd.

As of the date hereof and after the Effective Date, no person owns, or will own, 10% or more of the voting securities of Telecommunications (Bermuda and West Indies) Ltd. other than as indicated in the table below:

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Wireless Holdings (Bermuda) Limited	Common Shares	20,575	100%

(13) The Bermuda Telephone Company Limited

As of the date hereof and after the Effective Date, no person owns, or will own, 10% or more of the voting securities of The Bermuda Telephone Company Limited other than as indicated in the table below:

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Digicel Holdings (BTC) Limited	Common Shares	100	100%

(14) Transact Limited

As of the date hereof and after the Effective Date, no person owns, or will own, 10% or more of the voting securities of Transact Limited other than as indicated in the table below:

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Telecommunications (Bermuda & West Indies) Limited(1)	Common Shares	43,750	100%
(1) The mailing address of Telecommunications (Bermuda & West Indies) Limited is 46 Cedar Avenue, Hamilton, HM11, Bermuda.

(15) Wireless Holdings (Bermuda) Ltd.

As of the date hereof and after the Effective Date, no person owns, or will own, 10% or more of the voting securities of Wireless Holdings (Bermuda) Ltd. other than as indicated in the table below:

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Digicel Caribe Holding Limited(1)	Common shares	12,000	100%
(1) The mailing address of Digicel Caribe Holding Limited is 20 Micoud Street, Castries, St Lucia.

(16) Antilliano Por N.V.

As of the date hereof and after the Effective Date, no person owns, or will own, 10% or more of the voting securities of Antilliano Por N.V. other than as indicated in the table below:

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Digicel (Curacao) Holdings B.V. (1)	Common Shares	100	99%
(1) The mailing address of Digicel (Curacao) Holdings B.V. is Schout bij Nacht Doormanweg 40, Damacor Office Building, 2nd Floor, Curaçao.

(17) Digicel (BVI) Limited

As of the date hereof and after the Effective Date, no person owns, or will own, 10% or more of the voting securities of Digicel (BVI) Limited other than as indicated in the table below:

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Digicel Eastern Caribbean Limited(1)	Ordinary Shares	8,500	100%
(1) The mailing address of Digicel Eastern Caribbean Limited is 20 Micoud Street, Castries, St Lucia.

(18) Digicel Cayman Services Ltd.

As of the date hereof and after the Effective Date, no person owns, or will own, 10% or more of the voting securities of Digicel Cayman Services Ltd. other than as indicated in the table below:

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Digicel Holdings Limited(1)	Ordinary Shares	1	100%
(1) The mailing address of Digicel Holdings Limited is One Welches, Welches, St. Thomas BB22025, Barbados.

(19) Digicel Holdings, Ltd.

As of the date hereof and after the Effective Date, no person owns, or will own, 10% or more of the voting securities of Digicel Holdings, Ltd. other than as indicated in the table below:

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Digicel International Finance Limited	Ordinary shares	10,752,682	100%

(20) Curaçao Telecom N.V.

As of the date hereof and after the Effective Date, no person owns, or will own, 10% or more of the voting securities of Curaçao Telecom N.V. other than as indicated in the table below:

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Digicel (Curacao) Holdings B.V. (1)	Common Shares	1,000	100%
(1) The mailing address of Digicel (Curacao) Holdings B.V. is Schout bij Nacht Doormanweg 40, Damacor Office Building, 2nd Floor, Curaçao.

(21) Digicel Aruba Holdings B.V.

As of the date hereof and after the Effective Date, no person owns, or will own, 10% or more of the voting securities of Digicel Aruba Holdings B.V other than as indicated in the table below:

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Digicel Eastern Caribbean Limited(1)	Common Shares	1,025,000	100%
(1) The mailing address of Digicel Eastern Caribbean Limited is 20 Micoud Street, Castries, St Lucia.

(22) Digicel (Curaçao) Holdings B.V.

As of the date hereof and after the Effective Date, no person owns, or will own, 10% or more of the voting securities of Digicel (Curaçao) Holdings B.V. other than as indicated in the table below:

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Digicel International Finance Limited	Common Shares	10,000	100%

(23) Digicel, S.A. de C.V.

As of the date hereof and after the Effective Date, no person owns, or will own, 10% or more of the voting securities of Digicel, S.A. de C.V. other than as indicated in the table below:

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Digicel Holdings, Limited(1)	Ordinary Shares	26,987,816	99%
(1) The mailing address of Digicel Holdings, Limited is Walker House, 87 Mary Street, P.O. Box 9008GT, George Town, Grand Cayman, Cayman Islands.

(24) Digicel Antilles Francaises Guyane

As of the date hereof and after the Effective Date, no person owns, or will own, 10% or more of the voting securities of Digicel Antilles Francaises Guyane other than as indicated in the table below:

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Digicel French Caribbean S.A.S.(1)	Ordinary Shares	14,441,598	100%
(1) The mailing address of Digicel French Caribbean S.A.S. is quartier Oasis - Bois Rouge Chez Digicel Antilles Françaises Guyane 97224 Ducos.

(25) Digicel French Caribbean S.A.S.

As of the date hereof and after the Effective Date, no person owns, or will own, 10% or more of the voting securities of Digicel French Caribbean S.A.S. other than as indicated in the table below:

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
French Caribbean Holdings S.à r.l.(1)	Ordinary Shares	1,115,988	100%
(1) The mailing address of French Caribbean Holdings S.à r.l. is 15 Boulevard F.W Raiffeisen, Luxembourg, 2411.

(26) U-Mobile (Cellular) Inc.

As of the date hereof and after the Effective Date, no person owns, or will own, 10% or more of the voting securities of U-Mobile (Cellular) Inc. other than as indicated in the table below:

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Digicel Guyana Limited(1)	Ordinary Shares	500,000	100%
(1) The mailing address of Digicel Guyana Limited is 20 Micoud Street, Castries, St Lucia.

(27) Turgeau Developments S.A.

As of the date hereof and after the Effective Date, no person owns, or will own, 10% or more of the voting securities of Turgeau Developments S.A. other than as indicated in the table below:

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Turgeau Holdings Limited(1)	Ordinary Shares	996	99.6%
(1) The mailing address of Turgeau Holdings Limited is 1st Floor, Financial Centre, Bridge Street, Castries, St Lucia.

(28) OneFone, S.A.

As of the date hereof and after the Effective Date, no person owns, or will own, 10% or more of the voting securities of OneFone, S.A. other than as indicated in the table below:

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Digicel Haiti International Finance Holdings Limited(1)	Ordinary Shares	7,996	100%
(1) The mailing address of Digicel Haiti International Finance Holdings Limited is 20 Micoud Street, Castries, St Lucia.

(29) Unigestion Holding, S.A.

As of the date hereof and after the Effective Date, no person owns, or will own, 10% or more of the voting securities of Unigestion Holding, S.A. other than as indicated in the table below:

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Digicel Haiti International Finance Limited(1)	Ordinary Shares	288,285	96%
(1) The mailing address of Digicel Haiti International Finance Limited is 20 Micoud Street, Castries, St Lucia.

(30) Digicel (Jamaica) Limited

As of the date hereof and after the Effective Date, no person owns, or will own, 10% or more of the voting securities of Digicel (Jamaica) Limited other than as indicated in the table below:

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Digicel Caribbean Limited(1)	Ordinary Shares	2,138,826	100%
(1) The mailing address of Digicel Caribbean Limited is One Welches, Welches, St. Thomas BB22025, Barbados.

(31) Oceanic Digital Jamaica Limited

As of the date hereof and after the Effective Date, no person owns, or will own, 10% or more of the voting securities of Oceanic Digital Jamaica Limited other than as indicated in the table below:

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Bamba Holdings Limited(1)	Ordinary Shares	320,140,913	100%
(1) The mailing address of Bamba Holdings Limited is 20 Micoud Street, Castries, St Lucia.

(32) French Caribbean Holdings S.à r.l.

As of the date hereof and after the Effective Date, no person owns, or will own, 10% or more of the voting securities of French Caribbean Holdings S.à r.l. other than as indicated in the table below:

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Digicel International Finance Limited	Ordinary Shares	1,480	100%

(33) Bamba Holdings Limited

As of the date hereof and after the Effective Date, no person owns, or will own, 10% or more of the voting securities of Bamba Holdings Limited other than as indicated in the table below:

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Digicel (Jamaica) Limited(1)	Common Shares	441,247,047	100%
(1) The mailing address of Digicel (Jamaica) Limited is 14 Ocean Boulevard, Kingston, Jamaica.

(34) Digicel Caribe Holding Limited

As of the date hereof and after the Effective Date, no person owns, or will own, 10% or more of the voting securities of Digicel Caribe Holding Limited other than as indicated in the table below:

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Digicel International Finance Limited	Common Shares	5,000	100%

(35) Digicel Eastern Caribbean Limited

As of the date hereof and after the Effective Date, no person owns, or will own, 10% or more of the voting securities of Digicel Eastern Caribbean Limited other than as indicated in the table below:

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Digicel International Finance Limited	Common Shares	12,340,000	100%

(36) Digicel Guyana Holdings Ltd.

As of the date hereof and after the Effective Date, no person owns, or will own, 10% or more of the voting securities of Digicel Guyana Holdings Ltd. other than as indicated in the table below:

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Digicel International Finance Limited	Common Shares	1	100%

(37) Digicel Guyana Ltd.

As of the date hereof and after the Effective Date, no person owns, or will own, 10% or more of the voting securities of Digicel Guyana Ltd. other than as indicated in the table below:

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Digicel Guyana Holdings Limited(1)	Common Shares	1	100%
(1) The mailing address of Digicel Guyana Holdings Limited is 20 Micoud Street, Castries, St Lucia.

(38) Digicel Haiti Holding Limited

As of the date hereof and after the Effective Date, no person owns, or will own, 10% or more of the voting securities of Digicel Haiti Holding Limited other than as indicated in the table below:

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Digicel International Finance Limited	Common Shares	8,500,000	100%

(39) Digicel Haiti International Finance Limited

As of the date hereof and after the Effective Date, no person owns, or will own, 10% or more of the voting securities of Digicel Haiti International Finance Limited other than as indicated in the table below:

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Digicel Haiti International Finance Holdings Limited(1)	Common Shares	28,604,119	100%
(1) The mailing address of Digicel Haiti International Finance Holdings Limited is 20 Micoud Street, Castries, St Lucia.

(40) Digicel Haiti International Finance Holdings Limited

As of the date hereof and after the Effective Date, no person owns, or will own, 10% or more of the voting securities of Digicel Haiti International Finance Holdings Limited other than as indicated in the table below:

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Digicel Haiti Holding Limited(1)	Common Shares	8,500,000	100%
(1) The mailing address of Digicel Haiti Holding Limited is 20 Micoud Street, Castries, St Lucia.

(41) Fibre Investments Limited

As of the date hereof and after the Effective Date, no person owns, or will own, 10% or more of the voting securities of Fibre Investments Limited other than as indicated in the table below:

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Digicel International Finance Limited	Common Shares	1	100%

(42) Digicel (Trinidad & Tobago) Limited

As of the date hereof and after the Effective Date, no person owns, or will own, 10% or more of the voting securities of Digicel (Trinidad & Tobago) Limited other than as indicated in the table below:

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Digicel Trinidad and Tobago International Finance Limited(1)	Ordinary Shares	24,000,000	100%
(1) The mailing address of Digicel Trinidad and Tobago International Finance Limited is One Welches, Welches, St. Thomas BB22025, Barbados.

(43) Digicel Turks & Caicos Holdings Ltd.

As of the date hereof and after the Effective Date, no person owns, or will own, 10% or more of the voting securities of Digicel Turks & Caicos Holdings Ltd. other than as indicated in the table below:

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Digicel International Finance Limited	Ordinary Shares	50,000	100%

Underwriters

6.	Underwriters

(a)       None.

(b)       There are no underwriters for the New Notes proposed to be issued.

Capital Securities

7.	Capitalization

(a)       The authorized and outstanding securities of the Applicants as of the date hereof are as follows:

(1) Digicel Intermediate Holdings Limited

Title of Class	Amount Authorized	Amount Outstanding
Common Shares	10,000 shares	1,000 shares

(2) Digicel International Finance Limited

Title of Class	Amount Authorized	Amount Outstanding
Common Shares	10,000,000 shares	10,000,000 shares

(3) Caribbean Cable Communications Holdings Limited

Title of Class	Amount Authorized	Amount Outstanding
Common Shares	100,500 shares	100,500 shares

(4) Wireless Ventures (Anguilla) Ltd.

Title of Class	Amount Authorized	Amount Outstanding
Common Shares	50,000 shares	3,180 shares

(5) Antigua Wireless Ventures Limited

Title of Class	Amount Authorized	Amount Outstanding
Common Shares	5,000,000 shares	8,986 shares

(6) New Millennium Telecom Services N.V.

Title of Class	Amount Authorized	Amount Outstanding
Common Shares	80,000 shares	2,000 shares

(7) Digicel Caribbean Ltd.

Title of Class	Amount Authorized	Amount Outstanding
Common Shares	200,000,000 shares	47,529,412 shares

(8) Digicel Holdings Ltd.

Title of Class	Amount Authorized	Amount Outstanding
Common Shares	10,000,000 shares	1 share

(9) Digicel Trinidad and Tobago International Finance Limited

Title of Class	Amount Authorized	Amount Outstanding
Common Shares	1,000,000 shares	1,000,000 shares

(10) Digicel Holdings (BTC) Limited

Title of Class	Amount Authorized	Amount Outstanding
Ordinary Shares	100 shares	100 shares

(11) Grand Canal Finance Limited

Title of Class	Amount Authorized	Amount Outstanding
Common Shares	10,000 shares	10,000 shares

(12) Telecommunications (Bermuda and West Indies) Ltd.

Title of Class	Amount Authorized	Amount Outstanding
Common Shares	60,000 shares	20,575 shares

(13) The Bermuda Telephone Company Limited

Title of Class	Amount Authorized	Amount Outstanding
Common Shares	30,000,000 shares	100 shares

(14) Transact Limited

Title of Class	Amount Authorized	Amount Outstanding
Common Shares	50,000 shares	43,750 shares

(15) Wireless Holdings (Bermuda) Limited

Title of Class	Amount Authorized	Amount Outstanding
Common Shares	12,000 shares	12,000 shares

(16) Digicel (BVI) Limited

Title of Class	Amount Authorized	Amount Outstanding
Ordinary Shares	50,000 shares	8,500 shares

(17) Antilliano Por N.V.

Title of Class	Amount Authorized	Amount Outstanding
Common Shares	100 shares	100 shares

(18) Digicel Cayman Services Ltd.

Title of Class	Amount Authorized	Amount Outstanding
Ordinary Shares	50,000 shares	1 share

(19) Digicel Holdings, Ltd.

Title of Class	Amount Authorized	Amount Outstanding
Common Shares	10,752,682 shares	10,752,682 shares

(20) Curaçao Telecom N.V.

Title of Class	Amount Authorized	Amount Outstanding
Common Shares	1,000 shares	1,000 shares

(21) Digicel Aruba Holdings B.V.

Title of Class	Amount Authorized	Amount Outstanding
Common Shares	1,025,000 shares	1,025,000 shares

(22) Digicel (Curaçao) Holdings B.V.

Title of Class	Amount Authorized	Amount Outstanding
Common Shares	10,000 shares	10,000 shares

(23) Digicel, S.A. de C.V.

Title of Class	Amount Authorized	Amount Outstanding
Common Shares	26,987,817 shares	26,987,816 shares

(24) Digicel Antilles Francaises Guyane

Title of Class	Amount Authorized	Amount Outstanding
Ordinary Shares	14,541,598 shares	14,441,598 shares

(25) Digicel French Caribbean S.A.S.

Title of Class	Amount Authorized	Amount Outstanding
Ordinary Shares	1,115,988 shares	1,115,988 shares

(26) U-Mobile (Cellular) Inc.

Title of Class	Amount Authorized	Amount Outstanding
Ordinary Shares	500,000 shares	500,000 shares

(27) Turgeau Developments S.A.

Title of Class	Amount Authorized	Amount Outstanding
Ordinary Shares	1,000 shares	1,000 shares

(28) OneFone, S.A.

Title of Class	Amount Authorized	Amount Outstanding
Ordinary Shares	8,000 shares	7,996 shares

(29) Unigestion Holding, S.A.

Title of Class	Amount Authorized	Amount Outstanding
Ordinary Shares	300,000 shares	288,285 shares

(30) Digicel (Jamaica) Limited

Title of Class	Amount Authorized	Amount Outstanding
Ordinary Shares	2,138,826 shares	2,138,826 shares

(31) Oceanic Digital Jamaica Limited

Title of Class	Amount Authorized	Amount Outstanding
Ordinary Shares	324,340,914 shares	324,140,914 shares

(32) French Caribbean Holdings S.à r.l.

Title of Class	Amount Authorized	Amount Outstanding
Ordinary Shares	1,480 shares	1,480 shares

(33) Bamba Holdings Limited

Title of Class	Amount Authorized	Amount Outstanding
Common Shares	451,367,907 shares	441,247,047 shares

(34) Digicel Caribe Holding Limited

Title of Class	Amount Authorized	Amount Outstanding
Common Shares	100,000,000 shares	5,000 shares

(35) Digicel Eastern Caribbean Limited

Title of Class	Amount Authorized	Amount Outstanding
Common Shares	20,000,000 shares	12,340,000 shares

(36) Digicel Guyana Holdings Ltd.

Title of Class	Amount Authorized	Amount Outstanding
Common Shares	100,000 shares	1 share

(37) Digicel Guyana Ltd.

Title of Class	Amount Authorized	Amount Outstanding
Common Shares	1 share	1 share

(38) Digicel Haiti Holding Limited

Title of Class	Amount Authorized	Amount Outstanding
Common Shares	10,000,000 shares	8,500,000 shares

(39) Digicel Haiti International Finance Limited

Title of Class	Amount Authorized	Amount Outstanding
Common Shares	50,000,000 shares	28,604,119 shares

(40) Digicel Haiti International Finance Holdings Limited

Title of Class	Amount Authorized	Amount Outstanding
Common Shares	10,000,000 shares	8,500,000 shares

(41) Fibre Investments Limited

Title of Class	Amount Authorized	Amount Outstanding
Common Shares	1 share	1 share

(42) Digicel (Trinidad & Tobago) Limited

Title of Class	Amount Authorized	Amount Outstanding
Ordinary Shares	24,000,000 shares	24,000,000 shares

(43) Digicel Turks & Caicos Holdings Ltd.

Title of Class	Amount Authorized	Amount Outstanding
Ordinary Shares	50,000 shares	50,000 shares

(b)       One share equals one vote.

Indenture Securities

8.	Analysis of indenture provisions.

The New Notes will be subject to the Indenture to be filed as Exhibit T3C hereto. The following is a general description of certain provisions of the Indenture, qualified in its entirety by reference to the form of Indenture to be filed as Exhibit T3C hereto. All capitalized and otherwise undefined terms used in this Item 8, “Analysis of indenture provisions” shall have the meanings ascribed to them in the Indenture.

(a)	Events of Default; Withholding of Notice

Events of Default

Each of the following events is an “Event of Default”:

(i)              default for 30 days in the payment when due of any interest or any Additional Amounts on any Note (whether or not prohibited by the subordination provisions of the Indenture or the First Lien Intercreditor Agreement);

(ii)               default in the payment of the principal of or premium, if any, on any Note at its Maturity (upon acceleration, optional or mandatory redemption, if any, required repurchase or otherwise) (whether or not prohibited by the subordination provisions of the Indenture or the First Lien Intercreditor Agreement);

(iii)               failure to comply with any covenant or agreement of Holdings or of any Subsidiary that is contained in the Indenture (other than specified in clause (i) or (ii) above) and such failure continues for a period of 60 days or more after the receipt of written notice as specified in the Indenture;

(iv)               default under the terms of any instrument evidencing or securing the Debt of Holdings or any Subsidiary having an outstanding principal amount in excess of $50.0 million individually or in the aggregate, if that default: (x) results in the acceleration of the payment of such Debt (or permits the holders thereof to accelerate such Debt) or (y) is caused by the failure to pay such Debt at final maturity thereof after giving effect to the expiration of any applicable grace periods and other than by regularly scheduled required prepayment, and such failure to make any payment has not been waived or the maturity of such Debt has not been extended;

(v)              any material portion of the Guarantees ceases to be, or shall be asserted in writing by any Guarantor, or any Person acting on behalf of any Guarantor, not to be in full force and effect or enforceable in accordance with its terms (other than as provided for in the Indenture or any Guarantee);

(vi)               one or more final judgments, orders or decrees (not subject to appeal and not covered by insurance) shall be rendered against Holdings or any Significant Subsidiary, either individually or in an aggregate amount, in excess of $50.0 million, and either a creditor shall have commenced an enforcement proceeding upon such judgment, order or decree or there shall have been a period of 30 consecutive days or more during which a stay of enforcement of such judgment, order or decree was not (by reason of pending appeal or otherwise) in effect;

(vii)               the entry by a court of competent jurisdiction of (A) a decree or order for relief in respect of an Issuer, any Significant Subsidiary or Significant Subsidiary Group in an involuntary case or proceeding under any applicable Bankruptcy Law or (B) a decree or order adjudging an Issuer, any Significant Subsidiary or Significant Subsidiary Group bankrupt or insolvent, or seeking reorganization, arrangement, adjustment or composition of or in respect of an Issuer, any Significant Subsidiary or Significant Subsidiary Group under any applicable law, or appointing a custodian, receiver, liquidator, assignee, trustee, sequestrator (or other similar official) of an Issuer, any Significant Subsidiary or Significant Subsidiary Group or of any substantial part of their respective properties or ordering the winding up or liquidation of their affairs, and any such decree, order or appointment pursuant to any Bankruptcy Law for relief shall continue to be in effect, or any such other decree, appointment or order shall be unstayed and in effect, for a period of 100 consecutive days;

(viii)               (A) an Issuer, any Significant Subsidiary or Significant Subsidiary Group (x) commences a voluntary case or proceeding under any applicable Bankruptcy Law or any other case or proceeding to be adjudicated bankrupt or insolvent or (y) consents to the filing of a petition, application, answer or consent seeking reorganization or relief under any applicable Bankruptcy Law, (B) an Issuer, any Significant Subsidiary or Significant Subsidiary Group consents to the entry of a decree or order for relief in respect of such Issuer, such Significant Subsidiary or such Significant Subsidiary Group in an involuntary case or proceeding under any applicable Bankruptcy Law or to the commencement of any bankruptcy or insolvency case or proceeding against it or, (C) an Issuer, any Significant Subsidiary or Significant Subsidiary Group (x) consents to the appointment of, or taking possession by, a custodian, receiver, liquidator, administrator, supervisor, assignee, trustee, sequestrator or similar official of such Issuer, such Significant Subsidiary or such Significant Subsidiary Group or of any substantial part of their respective properties, (y) makes an assignment for the benefit of creditors or (z) admits in writing its inability to pay its debts generally as they become due;

(ix)              with respect to any material portion of the Collateral, the Collateral Documents cease to be in full force and effect, or the Collateral Documents cease to give the holders of the Notes the Liens purported to be created thereby, or the Collateral Documents are declared null and void or Holdings, the Company or any Guarantor denies in writing that it has any further liability under the Collateral Documents (in each case other than in accordance with the terms of the Indenture or any of the Collateral Documents), except to the extent that any loss of perfection or priority results from the failure of the Collateral Agent (or any other collateral agent for any secured Debt) to maintain possession of instruments pledged under the Collateral Documents; provided, that if a failure of the sort described in this clause (ix) is susceptible of cure (including with respect to any loss of Lien priority on material portions of the Collateral), no Event of Default shall arise under this clause (ix) with respect thereto until 30 days after an officer of either of the Issuers or the Trustee becomes aware of such failure;

(x)               the occurrence of any default under the CoC Steps Plan caused by Holdings, any Affiliate thereof, or any of its Subsidiaries, or DOB to the extent that (after giving effect to any applicable grace periods, waivers, extensions or other modifications to the CoC Steps Plan made in accordance with the terms thereof) the same permits any party to the Restructuring Support Agreement that is a beneficial holder of Notes to exercise any rights or remedies described in the Restructuring Support Agreement with respect to the CoC Steps Plan, including, if required by the CoC Steps Plan, the failure to use commercially reasonable efforts to facilitate the transfer of certain carve-out assets of entities controlled by DOB after the Issue Date to the Issuers and the Guarantors, or the failure to take any other action required by the CoC Steps Plan, in each case, after giving effect to any applicable grace periods, waivers, extensions or other modifications to the CoC Steps Plan made in accordance with the terms thereof; and

(xi)               (i) the breach by DHL of any covenant or obligation in the Exit Preferred Shares, after giving effect to any applicable grace period, waiver, or modification thereunder, (ii) any failure by DHL to contribute (or cause to be contributed) to the Company, within 3 Business Days of the satisfaction of the Cash Cap Condition, all proceeds received by DHL in respect of the Specified Intercompany Loans, or (iii) any breach by the Issuers or any of their Subsidiaries of the obligation to cause Specified Intercompany Loans contributed to any of them to be pledged as Collateral as required hereunder (including as described in Section of the Indenture) and, in each case under clause (i) and this clause (iii), such breach or failure continues for a period of 3 Business Days or more after the receipt of written notice as specified in the Indenture.

Acceleration

If an Event of Default (other than as specified in clause (vii) or (viii) above with respect to an Issuer) occurs and is continuing, the Trustee or the Holders of not less than 25% in aggregate principal amount of the Notes then outstanding by written notice to the Issuers (and to the Trustee if such notice is given by the Holders) may, and the Trustee, upon the written request of such Holders, shall, declare the principal of, premium, if any, and any Additional Amounts and accrued interest on all of the outstanding Notes immediately due and payable, and upon any such declaration all such amounts payable in respect of the Notes shall become immediately due and payable.

If an Event of Default specified in clause (vii) or (viii) above occurs and is continuing with respect to an Issuer, then the principal of, premium, if any, and accrued and unpaid interest on all of the outstanding Notes shall become and be immediately due and payable without any declaration or other act on the part of the Trustee or any Holder.

Upon the Notes becoming due and payable upon any Event of Default, whether automatically or by declaration, the entire unpaid principal amount of such Notes, plus, in each case, accrued and unpaid interest thereon, shall all be immediately due and payable.

At any time after a declaration of acceleration under the Indenture, but before a judgment or decree for payment of the money due has been obtained by the Trustee, the Holders of a majority in aggregate principal amount of the outstanding Notes, by written notice to the Issuers and the Trustee, may rescind such declaration and its consequences if:

(i)              the Issuers have paid or deposited with the Trustee a sum sufficient to pay:

(A)               all overdue interest and Additional Amounts on all Notes then outstanding;

(B)               all unpaid principal of and premium, if any, on any outstanding Notes that has become due otherwise than by such declaration of acceleration and interest thereon at the rate borne by the Notes;

(C)               to the extent that payment of such interest is lawful, interest upon overdue interest and overdue principal at the rate borne by the Notes; and

(D)               all sums paid or advanced by the Trustee under the Indenture and the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel;

(ii)               the rescission would not conflict with any judgment or decree of a court of competent jurisdiction; and

(iii)               all Events of Default, other than the non-payment of amounts of principal of, premium, if any, and any Additional Amounts and interest on the Notes that has become due solely by such declaration of acceleration, have been cured or waived.

No such rescission shall affect any subsequent default or impair any right consequent thereon.

Withholding of Notice

If a Default or an Event of Default occurs and is continuing and is known to the Trustee, the Trustee will mail to each holder of the Notes notice of the Default or Event of Default within 15 Business Days after its occurrence. Except in the case of a Default or an Event of Default in payment of principal of, premium, if any, Additional Amounts or interest on any Notes, the Trustee may withhold the notice to the holders of such Notes if a committee of its trust officers in good faith determines that withholding the notice is in the interests of the holders of the Notes. Notice to Holders under this paragraph will be given in the manner and to the extent provided in Section 313(c) of the Trust Indenture Act.

(b)       Authentication and Delivery of the Notes; Use of Proceeds

An authorized member of each Issuer’s board of directors or an executive officer of the Issuers shall sign the Notes on behalf of the Issuers by manual or facsimile signature.

If an authorized member of the Issuer’s board of directors or an executive officer whose signature is on a Note no longer holds that office at the time the Trustee authenticates the Note, the Note shall be valid nevertheless.

A Note shall not be valid or obligatory for any purpose until an authorized signatory of the Trustee manually signs the certificate of authentication on the Note. The signature shall be conclusive evidence that the Note has been authenticated under the Indenture.

Upon receipt of an Issuer Order, the Issuers shall execute and the Trustee shall authenticate (a) Original Notes, (b) Additional Notes, from time to time, subject to compliance at the time of issuance of such Additional Notes with the Indenture, it being understood that failure to comply shall constitute a Default but not invalidate any issuance of Additional Notes as Additional Notes under the Indenture, and (c) PIK Notes pursuant to the Indenture. Any issue of Additional Notes or PIK Notes that is to utilize the same ISIN or CUSIP number as a Note already issued hereunder shall be effected in a manner and under circumstances whereby such Additional Notes or such PIK Notes are fungible for U.S. federal income tax purposes with Notes previously issued. Otherwise, the Additional Notes or PIK Notes, as applicable, will have a separate CUSIP or ISIN number.

The Trustee may appoint an authenticating agent reasonably acceptable to the Issuers to authenticate the Notes. Unless limited by the terms of such appointment, any such authenticating agent may authenticate Notes whenever the Trustee may do so. Each reference in the Indenture to authentication by the Trustee includes authentication by any such agent. An authenticating agent has the same rights as any Registrar, co-Registrar Transfer Agent or Paying Agent to deal with the Issuers or an Affiliate of the Issuer.

The Trustee shall have the right to decline to authenticate and deliver any Notes under the Indenture if the Trustee, being advised by counsel, determines that such action may not lawfully be taken or if the Trustee in good faith shall determine that such action would expose the Trustee to personal liability.

There will be no proceeds from the initial issuance of the New Notes because the New Notes will be exchanged for the DIFL Secured Notes pursuant to the Scheme.

(c)       Release and Substitution of Property Subject to the Lien

The Liens securing the Notes and Guarantees will be automatically released, all without delivery of any instrument or performance of any act by any party, at any time and from time to time as provided by Section   of the Indenture. The Collateral shall be released from the Lien and security interest securing the Notes created by the Collateral Documents under one or more of the following circumstances:

(i)              in whole, upon a legal defeasance or a covenant defeasance of the Notes as set forth in Article of the Indenture

(ii)               in whole, upon satisfaction and discharge of the Indenture;

(iii)               in whole, upon payment in full in cash of principal, interest and all other obligations on the Notes issued under the Indenture in accordance with the terms of the Indenture;

(iv)               in whole or in part, with the consent of the requisite holders of the Notes in accordance with the provisions under Section   of the Indenture including consents obtained in connection with a tender offer or exchange offer for, or purchase of, Notes; and

(v)              in part, as to any asset (A)(I) constituting Collateral that is sold or otherwise Disposed of by an Issuer or any of the Guarantors to any Person that is not an Issuer or a Guarantor in a transaction permitted by the Indenture (to the extent of the interest sold or Disposed of), or (II) constituting Shared Collateral, in connection with the taking of an enforcement action by the Collateral Agent on the instructions of the Applicable Authorized Representative (as defined in the First Lien Intercreditor Agreement, or any comparable term used therein) in respect of any first priority Lien obligations in accordance with the First Lien Intercreditor Agreement, (B) that is held by a Guarantor that ceases to be a Guarantor in accordance with the Indenture, (C) that becomes an Excluded Asset pursuant to a transaction or under circumstances not prohibited by the Indenture, or (D) that is otherwise released in accordance with, and as expressly provided for by the terms of, the Indenture, the First Lien Intercreditor Agreement and the Collateral Documents; provided that in the case of clause (v)(A)(II), the proceeds of such Shared Collateral shall be applied in accordance with the First Lien Intercreditor Agreement; provided, further, to the extent the Senior Credit Facility is outstanding, that no asset shall be released pursuant to any of the foregoing provisions unless such asset is or will also be released from any Liens securing the Senior Credit Facility, in accordance with its terms.

The release of any Collateral from the terms of the Indenture and any of the Collateral Documents will not be deemed to impair the security under the Indenture in contravention of the provisions of the Indenture if and to the extent the Collateral is released pursuant to the terms in the Indenture or of any of the Collateral Documents. To the extent applicable, the Issuer shall cause Trust Indenture Act Section 313(b), relating to reports, and Trust Indenture Act Section 314(d), relating to the release of property or securities from the Lien and security interest of the Collateral Documents and relating to the substitution therefor of any property or securities to be subjected to the Lien and security interest of the Collateral Documents, to be complied with. Any certificate or opinion required by Trust Indenture Act Section 314(d) may be made by an officer of the Issuer except in cases where Trust Indenture Act Section 314(d) requires that such certificate or opinion be made by an independent Person, which Person shall be an independent engineer, appraiser or other expert selected by the Issuer in a manner consistent with the requirements of the Trust Indenture Act. Notwithstanding anything to the contrary in Section 11.04(c) of the Indenture, the Issuer will not be required to comply with all or any portion of Section 314(d) of the Trust Indenture Act if it determines, in good faith based on advice of counsel, that under the terms of Section 314(d) of the Trust

Indenture Act and/or any interpretation or guidance as to the meaning thereof of the Commission and its staff, including “no action” letters or exemptive orders, all or any portion of Section 314(d) of the Trust Indenture Act is inapplicable to the released Collateral.

(d)       Satisfaction and Discharge

The Indenture shall be discharged and shall cease to be of further effect (except as to surviving rights of registration of transfer or exchange of the Notes as expressly provided for in the Indenture) when:

(i)              the Issuers have irrevocably deposited or caused to be deposited with the Trustee as funds in trust for such purpose an amount in dollars or U.S. Government Obligations sufficient to pay and discharge the entire Debt on such Notes that have not, prior to such time, been delivered to the Trustee for cancellation, for principal of, premium, if any, and any Additional Amounts and accrued and unpaid interest on the Notes to the date of such deposit (in the case of Notes which have become due and payable) or to the Stated Maturity or Redemption Date, as the case may be, and the Issuers have delivered irrevocable instructions to the Trustee in the form of an Officer’s Certificate under the Indenture to apply the deposited money toward the payment of Notes at Maturity or on the Redemption Date, as the case may be and either:

(A)               all the Notes that have been authenticated and delivered (other than destroyed, lost or stolen Notes that have been replaced or paid and Notes for whose payment money has been deposited in trust or segregated and held in trust by the Issuers and thereafter repaid to the Issuers or discharged from such trust as provided for in the Indenture) have been delivered to the Trustee for cancellation; or

(B)               all Notes that have not been delivered to the Trustee for cancellation (x) have become due and payable (by reason of the mailing of a notice of redemption or otherwise), (y) will become due and payable at Stated Maturity within one year or (z) are to be called for redemption within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the Issuers’ name, and at the Issuers’ expense;

(ii)               the Issuers have paid or caused to be paid all sums payable by the Issuers under the Indenture; and

(iii)               the Issuers have delivered to the Trustee an Officer’s Certificate and an Opinion of Counsel, each stating that:

(A)               all conditions precedent provided in the Indenture relating to the satisfaction and discharge of the Indenture have been satisfied; and

(B)               such satisfaction and discharge will not result in a breach or violation of, or constitute a default under, the Indenture or any other agreement or instrument to which the Issuers or any Subsidiary is a party or by which the Issuers or any Subsidiary is bound.

If the Indenture shall be satisfied and discharged pursuant to the Indenture, all Liens on the Collateral in favor of the Collateral Agent for the benefit of the First Lien Notes Secured Parties will be released and the Collateral Documents, solely with respect to the Notes, shall cease to be of further effect, all without delivery of any instrument or performance of any act by any party.

(e)       Evidence Required to be Furnished by the Issuers to the Trustee as to Compliance with the Conditions and Covenants Provided for in the Indenture

The Issuers shall deliver to the Trustee, within 120 days after the end of each fiscal year, an Officer’s Certificate, stating that in the course of the performance by the signer of its duties as an officer of the Issuers such signer would normally have knowledge of any Default and whether or not the signer knows of any Default that occurred during such period and if any specifying such Default, its status and what action the Issuers is taking or proposed to take with respect thereto. For purposes of this provision, such compliance shall be determined without regard to any period of grace or requirement of notice under the Indenture.

If either Issuer shall become aware that (i) any Default or Event of Default has occurred and is continuing or (ii) any Holder seeks to exercise any remedy hereunder with respect to a claimed Default under the Indenture or the Notes, the Issuers shall immediately deliver to the Trustee an Officer’s Certificate specifying such event, notice or other action (including any action the Issuers are taking or proposed to take in respect thereof).

9.       Other Obligors

No person, other than the Applicants, will be an obligor of the New Notes.

Contents of Application for Qualification. This application for qualification comprises—

(a)       Pages numbered 1 to 35, consecutively.

(b)       The statement of eligibility and qualification of the trustee under the indenture to be qualified.

(c)       The following exhibits in addition to those filed as part of the statement of eligibility and qualification of the trustee:

Exhibit	Description
T3A-1.1	Certificate of Incorporation of Digicel Intermediate Holdings Limited
T3A-1.2	Memorandum of Association of Digicel Intermediate Holdings Limited
T3A-2.1	Certificate of Continuance of Digicel International Finance Limited
T3A-2.2	Memorandum of Continuance of Digicel International Finance Limited
T3A-3.1	Certificate of Continuance of Caribbean Cable Communications Holdings Limited*
T3A-3.2	Articles of Incorporation of Caribbean Cable Communications Holdings Limited*
T3A-4.1	Articles of Incorporation of Wireless Ventures (Anguilla) Ltd.*
T3A-5.1	Certificate of Incorporation of Antigua Wireless Ventures Limited*
T3A-5.2	Amended and Restated Articles of Incorporation of Antigua Wireless Ventures Limited*
T3A-6.1	Deed of Incorporation and Articles of Association of New Millennium Telecom Services N.V.*
T3A-7.1	Certificate of Continuance of Digicel Caribbean Ltd.*
T3A-7.2	Articles of Continuance of Digicel Caribbean Ltd.*
T3A-8.1	Certificate of Incorporation of Digicel Holdings Ltd.*
T3A-8.2	Articles of Incorporation of Digicel Holdings Ltd.*
T3A-9.1	Certificate of Incorporation of Digicel Trinidad and Tobago International Finance Limited*
T3A-9.2	Articles of Incorporation of Digicel Trinidad and Tobago International Finance Limited*
T3A-10.1	Certificate of Incorporation of Digicel Holdings (BTC) Limited*
T3A-10.2	Memorandum of Association of Digicel Holdings (BTC) Limited*
T3A-11.1	Certificate of Incorporation of Grand Canal Finance Limited*
T3A-11.2	Memorandum of Association of Grand Canal Finance Limited*
T3A-12.1	Certificate of Incorporation of Telecommunications (Bermuda and West Indies) Ltd.*
T3A-12.2	Memorandum of Association of Telecommunications (Bermuda and West Indies) Ltd.*
T3A-13.1	Private Act of Incorporation of The Bermuda Telephone Company Limited*
T3A-14.1	Certificate of Incorporation of Transact Limited*

Exhibit	Description
T3A-14.2	Memorandum of Association of Transact Limited*
T3A-15.1	Certificate of Incorporation of Wireless Holdings (Bermuda) Ltd.*
T3A-15.2	Memorandum of Association of Wireless Holdings (Bermuda) Ltd.*
T3A-16.1	Deed of Incorporation and Articles of Association of Antilliano Por N.V.*
T3A-17.1	Certificate of Incorporation of Digicel (BVI) Limited*
T3A-17.2	Memorandum and Articles of Association of Digicel (BVI) Limited*
T3A-18.1	Certificate of Incorporation of Digicel Cayman Services Ltd.*
T3A-18.2	Memorandum of Association of Digicel Cayman Services Ltd.*
T3A-19.1	Certificate of Incorporation of Digicel Holdings, Ltd.*
T3A-19.2	Memorandum of Association of Digicel Holdings, Ltd.*
T3A-20.1	Deed of Incorporation and Articles of Association of Curaçao Telecom N.V.*
T3A-21.1	Deed of Incorporation and Articles of Association of Digicel Aruba Holdings B.V.*
T3A-22.1	Deed of Incorporation and Articles of Association of Digicel (Curaçao) Holdings B.V.*
T3A-23.1	Articles of Incorporation of Digicel, S.A. de C.V.*
T3A-24.1	Articles of Association of Digicel Antilles Francaises Guyane*
T3A-25.1	Articles of Association of Digicel French Caribbean S.A.S.*
T3A-26.1	Certificate of Incorporation of U-Mobile (Cellular) Inc.*
T3A-26.2	Articles of Incorporation of U-Mobile (Cellular) Inc.*
T3A-27.1	Memorandum of Association of OneFone, S.A.*
T3A-28.1	Memorandum of Association of OneFone, Turgeau Developments S.A.*
T3A-29.1	Memorandum of Association of Unigestion Holding, S.A.*
T3A-30.1	Certificate of Incorporation of Digicel (Jamaica) Limited*
T3A-30.2	Memorandum of Association of Digicel (Jamaica) Limited*
T3A-31.1	Certificate of Incorporation of Oceanic Digital Jamaica Limited*
T3A-31.2	Memorandum of Association of Oceanic Digital Jamaica Limited*
T3A-32.1	Articles of Association of French Caribbean Holdings S.à r.l.*
T3A-33.1	Certificate of Incorporation of Bamba Holdings Limited*
T3A-34.1	Certificate of Incorporation of Digicel Caribe Holding Limited*
T3A-34.2	Amended and Restated Memorandum of Association of Digicel Caribe Holding Limited*
T3A-35.1	Amended and Restated Memorandum of Association of Digicel Eastern Caribbean Limited*
T3A-36.1	Certificate of Incorporation of Digicel Guyana Holdings Ltd.*
T3A-36.2	Amended and Restated Memorandum of Association of Digicel Guyana Holdings Ltd.*
T3A-37.1	Certificate of Incorporation of Digicel Guyana Ltd.*
T3A-37.2	Amended and Restated Memorandum of Association of Digicel Guyana Ltd.*
T3A-38.1	Certificate of Incorporation of Digicel Haiti Holding Limited*
T3A-38.2	Amended and Restated Memorandum of Association of Digicel Haiti Holding Limited*
T3A-39.1	Certificate of Incorporation of Digicel Haiti International Finance Limited*

Exhibit	Description
T3A-39.2	Amended and Restated Memorandum of Association of Digicel Haiti International Finance Limited*
T3A-40.1	Certificate of Incorporation of Digicel Haiti International Finance Holdings Limited*
T3A-40.2	Amended and Restated Memorandum of Association of Digicel Haiti International Finance Holdings Limited*
T3A-41.1	Certificate of Incorporation of Fibre Investments Limited*
T3A-41.2	Amended and Restated Memorandum of Association of Fibre Investments Limited*
T3A-42.1	Certificate of Amalgamation of Digicel (Trinidad & Tobago) Limited*
T3A-42.2	Articles of Amalgamation of Digicel (Trinidad & Tobago) Limited*
T3A-43.1	Certificate of Incorporation of Digicel Turks & Caicos Holdings Ltd.*
T3A-43.2	Articles of Incorporation of Digicel Turks & Caicos Holdings Ltd.*
T3B-1	Bye-laws of Digicel Intermediate Holdings Limited
T3B-2	Bye-laws of Digicel International Finance Limited
T3B-3	Bye-laws of Caribbean Cable Communications Holdings Limited*
T3B-4	Bye-laws of Wireless Ventures (Anguilla) Ltd.*
T3B-5	Bye-laws of Antigua Wireless Ventures Limited*
T3B-6	Bye-laws of Digicel Caribbean Ltd.*
T3B-7	Bye-laws of Digicel Holdings Ltd.*
T3B-8	Bye-laws of Digicel Trinidad and Tobago International Finance Limited*
T3B-9	Bye-laws of Digicel Holdings (BTC) Limited*
T3B-10	Bye-laws of Grand Canal Finance Limited*
T3B-11	Bye-laws of Telecommunications (Bermuda and West Indies) Ltd.*
T3B-12	Bye-laws of The Bermuda Telephone Company Limited*
T3B-13	Amended Bye-laws of Transact Limited*
T3B-14	Bye-laws of Wireless Holdings (Bermuda) Ltd.*
T3B-15	Bye-laws of Digicel, S.A. de C.V.*
T3B-16	Bye-laws of U-Mobile (Cellular) Inc.*
T3B-17	Articles of Association of Digicel (Jamaica) Limited*
T3B-18	Articles of Association of Oceanic Digital Jamaica Limited*
T3B-19	Amended and Restated Articles of Association of Bamba Holdings Limited*
T3B-20	Articles of Association of Digicel Caribe Holding Limited*
T3B-21	Articles of Association of Digicel Eastern Caribbean Limited*
T3B-22	Articles of Association of Digicel Guyana Holdings Ltd.*
T3B-23	Amended Articles of Association of Digicel Guyana Ltd.*
T3B-24	Articles of Association of Digicel Haiti Holding Limited*
T3B-25	Articles of Association of Digicel Haiti International Finance Limited*
T3B-26	Articles of Association of Digicel Haiti International Finance Holdings Limited*
T3B-27	Articles of Association of Fibre Investments Limited*
T3B-28	Bye-laws of Digicel (Trinidad & Tobago) Limited*

Exhibit	Description
T3C	Form of Indenture*
T3D	Findings of the Court*
T3E-1	Scheme Document
T3E-2	Proxy Solicitation Statement
T3E-3	Explanatory Statement*
T3F	Cross reference sheet showing the location in the Indenture of the provisions inserted therein pursuant to Section 310 through 318(a), inclusive, of the Trust Indenture Act (included in Exhibit T3C hereto)*
25.1	Statement of eligibility and qualification of the trustee on Form T-1

________________

*	To be filed by amendment.

Signature

Pursuant to the requirements of the Trust Indenture Act of 1939, the Applicant below, a company organized and existing under the laws of Bermuda, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and attested, all in the city of Kingston, Jamaica, on the 21st day of August, 2023.

DIGICEL INTERMEDIATE HOLDINGS LIMITED

Attest:	/s/ Holly McNamara	By:	/s/ Stephen Murad
	Name: Holly McNamara		Name: Stephen Murad
	Title: Officer		Title: Director

Pursuant to the requirements of the Trust Indenture Act of 1939, the Applicant below, a company organized and existing under the laws of Bermuda, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and attested, all in the city of Castries, St. Lucia, on the 21st day of August, 2023.

DIGICEL INTERNATIONAL FINANCE LIMITED

Attest:	/s/ John Townsend	By:	/s/ Holly McNamara
	Name: John Townsend		Name: Holly McNamara
	Title: Director		Title: Director

Pursuant to the requirements of the Trust Indenture Act of 1939, the Applicant below, a company organized and existing under the laws of Anguilla, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and attested, all in the city of The Valley, Anguilla, on the 21st day of August, 2023.

CARIBBEAN CABLE COMMUNICATIONS HOLDINGS LIMITED

Attest:	/s/ Fiona Curtis	By:	/s/ Wenise Davis
	Name: Fiona Curtis, as Secretary, on behalf of Counsel Limited		Name: Wenise Davis
	Title: Secretary		Title: Director

Pursuant to the requirements of the Trust Indenture Act of 1939, the Applicant below, a company organized and existing under the laws of Anguilla, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and attested, all in the city of The Valley, Anguilla, on the 21st day of August, 2023.

WIRELESS VENTURES (ANGUILLA) LTD.

Attest:	/s/ Danielle Connor	By:	/s/ Wenise Davis
	Name: Danielle Connor, as Secretary, on behalf of Counsel Limited		Name: Wenise Davis
	Title: Secretary		Title: Director

Pursuant to the requirements of the Trust Indenture Act of 1939, the Applicant below, a company organized and existing under the laws of Antigua and Barbuda, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and attested, all in the city of The Valley, Anguilla, on the 21st day of August, 2023.

ANTIGUA WIRELESS VENTURES LIMITED

Attest:	/s/ Fiona Curtis	By:	/s/ Wenise Davis
	Name: Fiona Curtis, as Secretary, on behalf of Counsel Limited		Name: Wenise Davis
	Title: Secretary		Title: Director

Pursuant to the requirements of the Trust Indenture Act of 1939, the Applicant below, a company organized and existing under the laws of Aruba, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and attested, all in the city of Dublin, Ireland, on the 21st day of August, 2023.

NEW MILLENNIUM TELECOM SERVICES N.V.

Attest:	/s/ Roeland van der Hoeven	By:	/s/ Lucy Gaffney
	Name: Roeland van der Hoeven		Name: Lucy Gaffney
	Title: Managing Director		Title: Director

Pursuant to the requirements of the Trust Indenture Act of 1939, the Applicant below, a company organized and existing under the laws of Barbados, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and attested, all in the city of Castries, St. Lucia, on the 21st day of August, 2023.

DIGICEL CARIBBEAN LTD.

Attest:	/s/ Rhory McNamara	By:	/s/ Holly McNamara
	Name: Rhory McNamara, as Secretary, on behalf of MCSI INC.		Name: Holly McNamara
	Title: Secretary		Title: Director

Pursuant to the requirements of the Trust Indenture Act of 1939, the Applicant below, a company organized and existing under the laws of Barbados, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and attested, all in the city of Dublin, Ireland, on the 21st day of August, 2023.

DIGICEL HOLDINGS LTD.

Attest:	/s/ Lucy Gaffney	By:	/s/ Denis O’Brien
	Name: Lucy Gaffney		Name: Denis O’Brien
	Title: Director		Title: Director

Pursuant to the requirements of the Trust Indenture Act of 1939, the Applicant below, a company organized and existing under the laws of Barbados, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and attested, all in the city of Dublin, Ireland, on the 21st day of August, 2023.

DIGICEL TRINIDAD AND TOBAGO INTERNATIONAL FINANCE LIMITED

Attest:	/s/ Denis O’Brien	By:	/s/ Lucy Gaffney
	Name: Denis O’Brien		Name: Lucy Gaffney
	Title: Director		Title: Director

Pursuant to the requirements of the Trust Indenture Act of 1939, the Applicant below, a company organized and existing under the laws of Bermuda, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and attested, all in the city of Kingston, Jamaica, on the 21st day of August, 2023.

DIGICEL HOLDINGS (BTC) LIMITED

Attest:	/s/ John Townsend	By:	/s/ Stephen Murad
	Name: John Townsend		Name: Stephen Murad
	Title: Director		Title: Director

Pursuant to the requirements of the Trust Indenture Act of 1939, the Applicant below, a company organized and existing under the laws of Bermuda, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and attested, all in the city of Kingston, Jamaica, on the 21st day of August, 2023.

GRAND CANAL FINANCE LIMITED

Attest:	/s/ John Townsend	By:	/s/ Stephen Murad
	Name: John Townsend		Name: Stephen Murad
	Title: Director		Title: Director

Pursuant to the requirements of the Trust Indenture Act of 1939, the Applicant below, a company organized and existing under the laws of Bermuda, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and attested, all in the city of Kingston, Jamaica, on the 21st day of August, 2023.

TELECOMMUNICATIONS (BERMUDA AND WEST INDIES) LTD.

Attest:	/s/ John Townsend	By:	/s/ Stephen Murad
	Name: John Townsend		Name: Stephen Murad
	Title: Director		Title: Director

Pursuant to the requirements of the Trust Indenture Act of 1939, the Applicant below, a company organized and existing under the laws of Bermuda, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and attested, all in the city of Kingston, Jamaica, on the 21st day of August, 2023.

THE BERMUDA TELEPHONE COMPANY LIMITED

Attest:	/s/ John Townsend	By:	/s/ Stephen Murad
	Name: John Townsend		Name: Stephen Murad
	Title: Director		Title: Director

Pursuant to the requirements of the Trust Indenture Act of 1939, the Applicant below, a company organized and existing under the laws of Bermuda, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and attested, all in the city of Kingston, Jamaica, on the 21st day of August, 2023.

TRANSACT LIMITED

Attest:	/s/ Pat Casey	By:	/s/ Stephen Murad
	Name: Pat Casey		Name: Stephen Murad
	Title: Director		Title: Director

Pursuant to the requirements of the Trust Indenture Act of 1939, the Applicant below, a company organized and existing under the laws of Bermuda, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and attested, all in the city of Kingston, Jamaica, on the 21st day of August, 2023.

WIRELESS HOLDINGS (BERMUDA) LTD.

Attest:	/s/ John Townsend	By:	/s/ Stephen Murad
	Name: John Townsend		Name: Stephen Murad
	Title: Director		Title: Director

Pursuant to the requirements of the Trust Indenture Act of 1939, the Applicant below, a company organized and existing under the laws of Bonaire, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and attested, all in the city of Willemstad, Curaçao, on the 21st day of August, 2023.

ANTILLIANO POR N.V.

Attest:	/s/ Roeland van der Hoeven	By:	/s/ Julius Girigori
	Name: Roeland van der Hoeven		Name: Julius Girigori
	Title: Managing Director		Title: Director

Pursuant to the requirements of the Trust Indenture Act of 1939, the Applicant below, a company organized and existing under the laws of the British Virgin Islands, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and attested, all in the city of Castries, St. Lucia, on the 21st day of August, 2023.

DIGICEL (BVI) LIMITED

Attest:	/s/ Mara Samaniego	By:	/s/ Holly McNamara
	Name: Mara Samaniego		Name: Holly McNamara
	Title: Director		Title: Director

Pursuant to the requirements of the Trust Indenture Act of 1939, the Applicant below, a company organized and existing under the laws of the Cayman Islands, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and attested, all in the city of George Town, Cayman Islands, on the 21st day of August, 2023.

DIGICEL CAYMAN SERVICES LTD.

Attest:	/s/ Michael Alberga	By:	/s/ Conor O’Dea
	Name: Michael Alberga, as Secretary, on behalf of International Corporation Services Ltd.		Name: Conor O’Dea
	Title: Secretary		Title: Director

Pursuant to the requirements of the Trust Indenture Act of 1939, the Applicant below, a company organized and existing under the laws of the Cayman Islands, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and attested, all in the city of Dublin, Ireland, on the 21stday of August, 2023.

DIGICEL HOLDINGS, LTD.

Attest:	/s/ Michael Alberga	By:	/s/ Lucy Gaffney
	Name: Michael Alberga, as Secretary, on behalf of International Corporation Services Ltd.		Name: Lucy Gaffney
	Title: Secretary		Title: Director

Pursuant to the requirements of the Trust Indenture Act of 1939, the Applicant below, a company organized and existing under the laws of Curaçao, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and attested, all in the city of Willemstad, Curaçao, on the 21stday of August, 2023.

CURAÇAO TELECOM N.V.

Attest:	/s/ Roeland van der Hoeven	By:	/s/ Julius Girigori
	Name: Roeland van der Hoeven		Name: Julius Girigori
	Title: Managing Director		Title: Director

Pursuant to the requirements of the Trust Indenture Act of 1939, the Applicant below, a company organized and existing under the laws of Curaçao, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and attested, all in the city of Willemstad, Curaçao, on the 21stday of August, 2023.

DIGICEL ARUBA HOLDINGS B.V.

Attest:	/s/ Evert Rakers	By:	/s/ Desiree Jean Pierre
	Name: Evert Rakers, as Managing Director, on behalf of TMF Curaçao N.V.		Name: Desiree Jean Pierre, as Proxyholder B, on behalf of TMF Curaçao N.V.
	Title: Managing Director		Title: Managing Director

Pursuant to the requirements of the Trust Indenture Act of 1939, the Applicant below, a company organized and existing under the laws of Curaçao, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and attested, all in the city of Willemstad, Curaçao, on the 21stday of August, 2023.

DIGICEL (CURAÇAO) HOLDINGS B.V.

Attest:	/s/ Evert Rakers	By:	/s/ Desiree Jean Pierre
	Name: Evert Rakers, as Managing Director, on behalf of TMF Curaçao N.V.		Name: Desiree Jean Pierre, as Proxyholder B, on behalf of TMF Curaçao N.V.
	Title: Managing Director		Title: Managing Director

Pursuant to the requirements of the Trust Indenture Act of 1939, the Applicant below, a company organized and existing under the laws of El Salvador, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and attested, all in the city of San Salvador, El Salvador, on the 21stday of August, 2023.

DIGICEL, S.A. DE C.V.

Attest:	/s/ Frank O’Carroll	By:	/s/ Marcelo Julio Aleman Zapata
	Name: Frank O’Carroll		Name: Marcelo Julio Aleman Zapata
	Title: Company Secretary		Title: Sole Administrator

Pursuant to the requirements of the Trust Indenture Act of 1939, the Applicant below, a company organized and existing under the laws of France, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and attested, all in the city of Ducos, Martinique, on the 21st day of August, 2023.

DIGICEL ANTILLES FRANCAISES GUYANE

Attest:	/s/ Maarten Boute	By:	/s/ Raphael Olivier Boulanger
	Name: Maarten Boute		Name: Raphael Olivier Boulanger
	Title: Director and General Manager		Title: Director

Pursuant to the requirements of the Trust Indenture Act of 1939, the Applicant below, a company organized and existing under the laws of France, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and attested, all in the city of Cork, Ireland, on the 21st day of August, 2023.

DIGICEL FRENCH CARIBBEAN S.A.S.

Attest:	/s/ Frank O’Carroll	By:	/s/ Charles Coughlan
	Name: Frank O’Carroll		Name: Charles Coughlan
	Title: Company Secretary		Title: Chairman

Pursuant to the requirements of the Trust Indenture Act of 1939, the Applicant below, a company organized and existing under the laws of Guyana, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and attested, all in the city of Georgetown, Guyana, on the 21st day of August, 2023.

U-MOBILE (CELLULAR) INC.

Attest:	/s/ Gregory Dean	By:	/s/ Clifford Reis
	Name: Gregory Dean		Name: Clifford Reis
	Title: Secretary		Title: Director

Pursuant to the requirements of the Trust Indenture Act of 1939, the Applicant below, a company organized and existing under the laws of Haiti, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and attested, all in the city of Castries, St. Lucia, on the 21st day of August, 2023.

TURGEAU DEVELOPMENTS S.A.

Attest:	/s/ Maarten Boute	By:	/s/ Holly McNamara
	Name: Maarten Boute		Name: Holly McNamara
	Title: Director		Title: Director

Pursuant to the requirements of the Trust Indenture Act of 1939, the Applicant below, a company organized and existing under the laws of Haiti, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and attested, all in the city of Miami, Florida, on the 21st day of August, 2023.

ONEFONE, S.A.

Attest:	/s/ Holly McNamara	By:	/s/ Maarten Boute
	Name: Holly McNamara		Name: Maarten Boute
	Title: Director		Title: Director

Pursuant to the requirements of the Trust Indenture Act of 1939, the Applicant below, a company organized and existing under the laws of Haiti, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and attested, all in the city of Port-au-Prince, Haiti, on the 21st day of August, 2023.

UNIGESTION HOLDING, S.A.

Attest:	/s/ Holly McNamara	By:	/s/ Sophia Stransky
	Name: Holly McNamara		Name: Sophia Stransky
	Title: Director		Title: Director

Pursuant to the requirements of the Trust Indenture Act of 1939, the Applicant below, a company organized and existing under the laws of Jamaica, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and attested, all in the city of Kingston, Jamaica, on the 21st day of August, 2023.

DIGICEL (JAMAICA) LIMITED

Attest:	/s/ Alethia Tomlinson	By:	/s/ Stephen Murad
	Name: Alethia Tomlinson		Name: Stephen Murad
	Title: Secretary		Title: Director

Pursuant to the requirements of the Trust Indenture Act of 1939, the Applicant below, a company organized and existing under the laws of Jamaica, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and attested, all in the city of Kingston, Jamaica, on the 21st day of August, 2023.

OCEANIC DIGITAL JAMAICA LIMITED

Attest:	/s/ Alethia Tomlinson	By:	/s/ Stephen Murad
	Name: Alethia Tomlinson		Name: Stephen Murad
	Title: Secretary		Title: Director

Pursuant to the requirements of the Trust Indenture Act of 1939, the Applicant below, a company organized and existing under the laws of Luxembourg, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and attested, all in the city of Dublin, Ireland, on the 21st day of August, 2023.

FRENCH CARIBBEAN HOLDINGS S.À R.L.

Attest:	/s/ Dermot Hayes	By:	/s/ John Ryall
	Name: Dermot Hayes		Name: John Ryall
	Title: Director		Title: Director

Pursuant to the requirements of the Trust Indenture Act of 1939, the Applicant below, a company organized and existing under the laws of St. Lucia, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and attested, all in the city of Rodney Bay, St. Lucia, on the 21st day of August, 2023.

BAMBA HOLDINGS LIMITED

Attest:	/s/ Rhory McNamara	By:	/s/ Joel Wallace
	Name: Rhory McNamara, as Secretary, on behalf of MCSI INC.		Name: Joel Wallace
	Title: Secretary		Title: Director

Pursuant to the requirements of the Trust Indenture Act of 1939, the Applicant below, a company organized and existing under the laws of St. Lucia, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and attested, all in the city of Rodney Bay, St. Lucia, on the 21st day of August, 2023.

DIGICEL CARIBE HOLDING LIMITED

Attest:	/s/ Rhory McNamara	By:	/s/ Joel Wallace
	Name: Rhory McNamara, as Secretary, on behalf of MCSI INC.		Name: Joel Wallace
	Title: Secretary		Title: Director

Pursuant to the requirements of the Trust Indenture Act of 1939, the Applicant below, a company organized and existing under the laws of St. Lucia, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and attested, all in the city of Castries, St. Lucia, on the 21st day of August, 2023.

DIGICEL EASTERN CARIBBEAN LIMITED

Attest:	/s/ Rhory McNamara	By:	/s/ Holly McNamara
	Name: Rhory McNamara, as Secretary, on behalf of MCSI INC.		Name: Holly McNamara
	Title: Secretary		Title: Director

Pursuant to the requirements of the Trust Indenture Act of 1939, the Applicant below, a company organized and existing under the laws of St. Lucia, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and attested, all in the city of Castries, St. Lucia, on the 21st day of August, 2023.

DIGICEL GUYANA HOLDINGS LTD.

Attest:	/s/ Rhory McNamara	By:	/s/ Holly McNamara
	Name: Rhory McNamara, as Secretary, on behalf of MCSI INC.		Name: Holly McNamara
	Title: Secretary		Title: Director

Pursuant to the requirements of the Trust Indenture Act of 1939, the Applicant below, a company organized and existing under the laws of St. Lucia, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and attested, all in the city of Castries, St. Lucia, on the 21st day of August, 2023.

DIGICEL GUYANA LTD.

Attest:	/s/ Rhory McNamara	By:	/s/ Holly McNamara
	Name: Rhory McNamara, as Secretary, on behalf of MCSI INC.		Name: Holly McNamara
	Title: Secretary		Title: Director

Pursuant to the requirements of the Trust Indenture Act of 1939, the Applicant below, a company organized and existing under the laws of St. Lucia, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and attested, all in the city of Miami, Florida, on the 21st day of August, 2023.

DIGICEL HAITI HOLDING LIMITED

Attest:	/s/ Rhory McNamara	By:	/s/ Maarten Boute
	Name: Rhory McNamara, as Secretary, on behalf of MCSI INC.		Name: Maarten Boute
	Title: Secretary		Title: Director

Pursuant to the requirements of the Trust Indenture Act of 1939, the Applicant below, a company organized and existing under the laws of St. Lucia, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and attested, all in the city of Rodney Bay, St. Lucia, on the 21st day of August, 2023.

DIGICEL HAITI INTERNATIONAL FINANCE LIMITED

Attest:	/s/ Rhory McNamara	By:	/s/ Joel Wallace
	Name: Rhory McNamara, as Secretary, on behalf of MCSI INC.		Name: Joel Wallace
	Title: Secretary		Title: Director

Pursuant to the requirements of the Trust Indenture Act of 1939, the Applicant below, a company organized and existing under the laws of St. Lucia, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and attested, all in the city of Rodney Bay, St. Lucia, on the 21st day of August, 2023.

DIGICEL HAITI INTERNATIONAL FINANCE HOLDINGS LIMITED

Attest:	/s/ Rhory McNamara	By:	/s/ Joel Wallace
	Name: Rhory McNamara, as Secretary, on behalf of MCSI INC.		Name: Joel Wallace
	Title: Secretary		Title: Director

Pursuant to the requirements of the Trust Indenture Act of 1939, the Applicant below, a company organized and existing under the laws of St. Lucia, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and attested, all in the city of Rodney Bay, St. Lucia, on the 21st day of August, 2023.

FIBRE INVESTMENTS LIMITED

Attest:	/s/ Holly McNamara	By:	/s/ Joel Wallace
	Name: Holly McNamara		Name: Joel Wallace
	Title: Director		Title: Director

Pursuant to the requirements of the Trust Indenture Act of 1939, the Applicant below, a company organized and existing under the laws of Trinidad and Tobago, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and attested, all in the city of Port of Spain, Trinidad and Tobago, on the 21st day of August, 2023.

DIGICEL (TRINIDAD & TOBAGO) LIMITED

Attest:	/s/ Lucy Gaffney	By:	/s/ Abraham Smith
	Name: Lucy Gaffney		Name: Abraham Smith
	Title: Director		Title: Director

Pursuant to the requirements of the Trust Indenture Act of 1939, the Applicant below, a company organized and existing under the laws of the Turks and Caicos Islands, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and attested, all in the city of Providenciales, Turks and Caicos Islands, on the 21st day of August, 2023.

DIGICEL TURKS & CAICOS HOLDINGS LTD.

Attest:	/s/ Marlon Castillo Albrarico	By:	/s/ Addison Stoddard
	Name: Marlon Castillo Albrarico		Name: Addison Stoddard
	Title: Director		Title: Director